United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Press Release
AMCI Share Sale Agreement
AMCI Investments Pty Ltd
Rio Doce Australia Pty Limited
Companhia Vale do Rio Doce
Interest in AMCI Holdings Australia Pty Ltd and its Subsidiaries
Allens Arthur Robinson
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Tel 61 7 3334 3000
Fax 61 7 3334 3444
www.aar.com.au
© Copyright Allens Arthur Robinson 2007

AMCI Share Sale Agreement

1. Definitions and Interpretation	1
1.1 Definitions	1
1.2 Interpretation	13
1.3 Knowledge and awareness as to Warranties	14
1.4 Consents or approvals	15
1.5 Method of payment	15
1.6 Interest on amounts payable	15

2. Condition Precedent	15
2.1 Condition precedent	15
2.2 Parties must co-operate	15
2.3 Specific obligations of co-operation	15
2.4 Waiver	16
2.5 Termination before completion	16
2.6 Effect of Termination	16
2.7 Effect of Condition Precedent	16
2.8 Automatic termination	16

3. Sale and Purchase	17
3.1 Sale and purchase	17
3.2 Title and property	17

4. Price and Payment	17

5. Purchaser Warranties and Guarantor Warranties	17
5.1 Purchaser Warranties	17
5.2 Guarantor Warranties	17
5.3 Continued operation	17

6. AMCI Vendor Warranties	17
6.1 Warranties	17
6.2 Other Warranties and conditions excluded	17
6.3 When Warranties given	18
6.4 Disclosures	18
6.5 Conditions of payment and Claims for breach	19
6.6 Acknowledgments	22
6.7 Release	23
6.8 Statutory actions	24
6.9 Dealing with Warranty breach after Completion	24
6.10 Proceedings in respect of a Warranty Claim	25
6.11 Taxation offset	25
6.12 Restructure of the Company Group or change in accounting policies	25
6.13 Reduction of Purchase Price	25
6.14 Notification of Warranty breach before Completion	26
6.15 Remedies for breach of Warranty	26

AMCI Share Sale Agreement

7. Obligations of the AMCI Vendor Prior to the Completion Date	26
7.1 AMCI Vendor’s obligations	26
7.3 Factors relevant to AMCI Vendor’s obligations	29
7.4 Access	29
7.5 Conditions of Access	29
7.6 Confidential Information	30
7.7 Tax sharing arrangements	30
7.8 Exchange rates	30

8. Working Capital Contribution	30
8.1 Working Capital Contribution	30
8.2 Loan Agreement	30

9. Completion	30
9.1 Notice to Purchaser	30
9.2 Notice to AMCI Vendor	31
9.3 Completion place	31
9.4 Obligations of AMCI Vendor on or before FRC Completion Date	31
9.5 Obligations of AMCI Vendor on Completion	31
9.6 Obligations of Purchaser on Completion	32
9.7 Payment of Purchase Price	33
9.8 Interdependency	33

10. Excluded Assets	33
10.1 Novation of the Excluded Assets	33
10.2 Excluded Assets that are not novated	33
10.3 Assumption of responsibility for Excluded Assets	35
10.4 AMCI Vendor’s indemnity	35
10.5 Purchaser’s indemnity	35

11. Access to Records	35
11.1 Copies of records	35
11.2 Access to records after Completion	36

12. Confidentiality	36
12.1 Confidentiality	36
12.2 Purchaser’s investigation	36
12.3 Exceptions	36
12.4 Public announcements	36
12.5 Confidentiality Agreement unaffected	37

13. Prohibition on Use of Company Names	37
13.1 Purchaser obligations	37
13.2 Vendor obligations	37

14. Remedies and Termination	37
14.1 Remedies of the AMCI Vendor	37
14.2 Remedies of the Purchaser	37
14.3 AMCI Vendor Indemnities	38

15. Taxation	38
15.1 Tax indemnity by Purchaser	38
15.2 Control of Returns	39

AMCI Share Sale Agreement

15.3 Notice of Assessment or Audit	40
15.4 Dispute of Assessment	41
15.5 Purchaser take action as AMCI Vendor requests	41
15.6 AMCI Vendor to be reimbursed payment	42
15.7 Use of deductions etc	42
15.8 Other obligations	42

16. GST	43
16.1 GST to be added to amounts payable	43
16.2 Liability net of GST	43
16.3 Timing of the payment of the GST Amount	43
16.4 Revenue exclusive of GST	43
16.5 Cost exclusive of GST	43
16.6 GST obligations to survive termination	43

17. Costs and Stamp Duty	43
17.1 Costs	43
17.2 Duty	43

18. Merger	44

19. Assignment	44

20. Further Assurances	45

21. Entire Agreement	45

22. Waiver	45

23. Notices	45

24. Governing Law and Jurisdiction	46

25. Guarantee	46
25.1 Guarantee	46
25.2 Liability unaffected by other events	46
25.3 Continuing guarantee and indemnity	46

26. Counterparts	47

27. Personal Liability	47

Schedule 1	48
Subsidiaries	48

Schedule 2	50
Excluded Subsidiaries	50

Schedule 3	51
Mining Tenements	51

Schedule 4	54
Excluded Assets	54

Schedule 5	55
Disclosure Material	55

AMCI Share Sale Agreement

Schedule 6	56
Purchaser Warranties and Guarantor Warranties	56

Schedule 7	58
AMCI Vendor Warranties	58

PART A	58

PART B	60

Schedule 8	66
Inter-company Payables	66

Schedule 9	67
Third Party Payables	67

Schedule 10	68
Inter-company Receivables	68

Schedule 11	69
Loan Agreement	69

AMCI Share Sale Agreement

Date	24 February 2007

Parties

1.	AMCI Investments Pty Ltd (ACN 112 315 661) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia (the AMCI Vendor).

2.	Rio Doce Australia Pty Limited (ACN 112 797 403) of care of Baker & McKenzie, AMP Centre, Level 27, 50 Bridge Street, Sydney, New South Wales, Australia (the Purchaser).

3.	Companhia Vale do Rio Doce of Av. Graça Aranha 26, 20030-900, Rio de Janeiro, Brazil (the Guarantor).

Recitals

A	The AMCI Vendor is the registered holder and beneficial owner of the AMCI Shares.

B	The FRC Vendor is the holder and beneficial owner of the FRC Shares being all issued shares in the Note Holder.

C	The Note Holder is the holder and beneficial owner of the Notes.

D	The AMCI Shares and the Notes together comprise the only issued securities in the capital of the Company.

E	The NH2 Share Vendor is the registered holder and beneficial owner of the NH2 Shares.

F	At the request of the Guarantor, the AMCI Vendor has agreed to sell the AMCI Shares to the Purchaser and the Purchaser has agreed to buy the AMCI Shares from the AMCI Vendor on the terms of this Agreement.

G	The Guarantor has agreed to guarantee the obligations of the Purchaser under this Agreement.
It is agreed as follows.
1.	Definitions and Interpretation

1.1	Definitions

The following definitions apply unless the context requires otherwise.

Accounting Standards means the requirements of the Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views, the requirements of the Corporations Act in relation to the preparation and content of accounts and, to the extent that any matter is not covered by them, means generally

AMCI Share Sale Agreement
accepted accounting principles applied from time to time in Australia for companies similar to the Company.
Accounts means the unaudited statement of financial performance (profit and loss statement) of the Company consolidating the Subsidiaries and the Excluded Subsidiaries, for the period commencing on 1 July 2006 and ending on the Balance Date as contained in the Data Room and the Balance Sheet (Document Number S3.1.3 in Volume 1 of the AMCI General Supplementary Data Room No. 1).
AMCI Shares means the 5,100,000 ordinary shares in the capital of the Company together with the benefit of all rights (including dividend rights) attached or accruing to those shares as at the date of this Agreement.
AMCI Vendor Facility means the short term debt facility for working capital provided by the AMCI Vendor to the Company as at the date of the FRC Sale Agreement and up to the Effective Time.
AMCI Vendor’s Consolidated Groups means the two Consolidated Groups of which the AMCI Vendor, the Excluded Subsidiaries and the Group Members are variously members at the date of this Agreement.
AMCI Vendor Group means the AMCI Vendor, the NH2 Share Vendor and their Related Bodies Corporate, including the Company Group before Completion but excluding the Company Group after Completion.
AMCI Vendor’s Proportion means 51%.
ASIC means the Australian Securities and Investments Commission.
Assessment means, in relation to Tax or Duty, any notice of assessment or amended assessment or other document of any kind issued or served or deemed to be issued or served by a Taxation Authority which notifies or imposes, or is deemed to notify or impose, a Liability to pay Tax or Duty.
Audit means, in relation to Tax or Duty, any audit, investigation, review, information request or other enquiry of any kind undertaken by a Taxation Authority.
Authorisation includes:
(a)	any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a Governmental Agency; or

(b)	in relation to anything which will be fully or partly prohibited or restricted by Law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.
Backstop Date has the meaning given to that term in the FRC Sale Agreement.
Balance Date means 31 January 2007.
Balance Sheet means the statement of financial position (balance sheet) of the Company consolidating the Subsidiaries and the Excluded Subsidiaries as at the Balance Date as contained in the Data Room (part of Document Number S3.1.3 in Volume 1 of the AMCI General Supplementary Data Room No. 1).

AMCI Share Sale Agreement
Bowen Central Coal Joint Venture means the joint venture established by and operated under the Bowen Central Coal Joint Venture Agreement.
Bowen Central Coal Joint Venture Agreement means the joint venture agreement dated 27 January 2004 between Aquila Coal Pty Ltd and Bowen Central Coal Pty Ltd.
Broadlea Coal Joint Venture means the joint venture established by and operated under the Broadlea Coal Joint Venture Agreement.
Broadlea Coal Joint Venture Agreement means the joint venture agreement dated 27 June 2003 between Nebo Central Coal Pty Ltd and AMCI (Broadlea) Pty Ltd (now called AMCI (CQ) Pty Ltd.
Business Day means a day on which banks are open for business in Brisbane.
Business Records means all books of account, accounts, records and all other documents relating to the Company Group.
Carborough Downs Joint Venture means the joint venture established by and operated under the Carborough Downs Joint Venture Agreement.
Carborough Downs Joint Venture Agreement means the joint venture agreement dated 30 September 2005 between Nebo Central Coal Pty Ltd, AMCI (CQ) Pty Ltd, NS Carborough Downs Pty Ltd, POS-CD Pty Ltd, JFE Steel Australia (CD) Pty Ltd, JS Carborough Downs Pty Ltd, Kalimati Coal Company Pty Ltd, Carborough Downs Coal Management Pty Ltd and the Company.
CCJV Data Room has the meaning given to that term in the Implementation Agreement.
CCJV Participant has the meaning given to that term in the Implementation Agreement.
CCJV Warranty has the meaning given to that term in the Implementation Agreement.
CCPL Warranty has the meaning given to that term in the Implementation Agreement.
Claim means, in relation to a person, a demand, claim, action or proceeding made or brought by or against the person, however arising and whether present, unascertained, immediate, future or contingent.
Coal Sales Contracts means:
(a)	the agreement dated 25 March 2004 between AMCI Australia Pty Ltd as Seller, Saw Pipes Pty Ltd as Buyer and GMG Associates Pty Ltd as Facilitator;

(b)	the agreement (Number 207/2005) dated 12 April 2005 between AMCI Australia Pty Ltd as Seller and Steel Authority of India Limited as Purchaser;

(c)	the agreement dated 12 April 2005 between Alpha Energy Global Marketing as Seller and AMCI Australia Pty Ltd as Buyer;

(d)	the agreement dated 22 May 2006 between Werris Creek Coal Sales Pty Ltd as Seller and AMCI Australia Pty Ltd as Buyer;

(e)	the agreement dated 25 March 2004 as amended by Addenda dated 25 March 2005 between AMCI Australia Pty Ltd as Seller and XCoal Energy & Resources as Buyer;

(f)	the agreement dated 4 August 2006 between AMCI Australia Pty Ltd as Buyer and BM Alliance Coal Marketing Pty Ltd as Seller; and

AMCI Share Sale Agreement
(g)	the agreement dated 5 December 2006 between AMCI Australia Pty Ltd as Buyer and BM Alliance Coal Marketing Pty Ltd as Seller.
Coal Sales Contract Transferee means the member of the AMCI Vendor Group other than a Group Member nominated by the AMCI Vendor to be the transferee of the Coal Sales Contracts.

Combined Purchasers means the Purchaser and the FRC Share Purchaser.

Company means AMCI Holdings Australia Pty Ltd (ACN 075 176 386) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia.

Company Group means the Company and the Subsidiaries.

Company Name means:
(a)	any word, expression, logo or mark that consists of or contains ‘AMCI’; and

(b)	any word, expression, logo or mark resembling or likely to be mistaken for or confused with anything described in paragraph (a) of this definition.
Completion means completion by the parties of the sale and purchase of the AMCI Shares under this Agreement as provided in clause 9.
Completion Date means the later of:
(a)	the date that is seven days after the FRC Completion Date; or

(b)	such other date as the AMCI Vendor and the Purchaser may agree.
Completion Debt means the total amount owing under the Inter-company Payables and the Third Party Payables as at the FRC Completion Date.
Completion Disclosure Material means a written item of information, communication or disclosure, disclosed by or on behalf of the Vendors to any of the Combined Purchasers or their Representatives, between the date of execution of this Agreement and the FRC Completion Date
Condition Precedent has the meaning given in clause 2.1.
Confidentiality Agreement means the confidentiality agreement dated 9 August 2005 between the Company and the Guarantor.
Consideration has the meaning given by the GST Law.
Consolidated Group means either a “consolidated group” or a “MEC group”, where those terms have the meaning given in section 995-1 of the Tax Act.
Contamination of land means the presence in, on or under the land of a substance at a concentration above the concentration at which the substance is normally present in, on or under (respectively) land in the same locality, being a presence that presents a risk of harm to human health or any other aspect of the Environment.
Contract means all oral or written contracts, agreements and arrangements to which any Group Member is a party.
Corporate Debt means the financial obligations of AMCI Australia Pty Ltd to Societe Generale Australia Branch in respect of the trade finance facility arising under the letter dated 21 April 2006 from Societe Generale Australia Branch accepted by AMCI Australia Pty Ltd on 1 June 2006.
Corporations Act means the Corporations Act 2001 (Cth).

AMCI Share Sale Agreement
Data Room means the electronic data room maintained by the Vendors’ lawyers, Allens Arthur Robinson and the hard copy data room made available at the Company’s premises, which is provided and maintained by or on behalf of the Vendors and by which the Combined Purchasers and their Representatives have had access to information and materials on CD ROM or in another electronic format or in hard copy format relating to, among other things, the Company Group, the Shares and the Notes.

Data Room Documentation means all documentation and other information:

(a)	contained in the Data Room, an index of which is signed by the parties for identification purposes contemporaneously with the execution of this Agreement;

(b)	referred to in the Transaction Documents; or

(c)	contained in or provided with any written answers provided by any Vendor or their Representatives in relation to, or in response to, requests made by any Combined Purchaser or its Representatives up to and including the date of this Agreement.
Deeds of Release means:
(a)	the Deed of Release – Tax Funding Agreement; and

(b)	the Deed of Release – Tax Sharing Deed,
(each in the form set out in schedule 3 of the Tax Sharing Deed).
Disclosure Material means a written item of information, communication or disclosure contained in the categories of information referred to in schedule 5.
Duty means duty, including stamp duty (and associated fines, penalties and interest) imposed in Australia.
Effective Time means the start of the day on 1 March 2007.
Employee means an employee of any Group Member.
Environment includes:
(a)	ecosystems and their constituent parts, including people and communities; and

(b)	all natural and physical resources; and

(c)	the qualities and characteristics of locations, places and areas, however large or small, that contribute to their biological diversity and integrity, intrinsic or attributed scientific value or interest, amenity, harmony and sense of community; and

(d)	the social, economic, aesthetic and culturally conditions that affect or are affected by, things mentioned in paragraphs (a) to (c).
Environmental Harm has the meaning given to environmental harm in the Environmental Protection Act 1994 (Qld).
Environmental Law means a Law directly relating to the Environment.
Excluded Assets means the assets specified in schedule 4.
Excluded Data Room Documentation means:
(a)	all documentation and other information contained on the CD titled ‘Camberwell Coal Project (Pre-Integra Implementation) Data Room Information Dated 5 January 2007’;

AMCI Share Sale Agreement
(b)	Integra Market Review for AMCI dated April 2006 being Document Number 15 in the Integra Coal Joint Venture Data Room;

(c)	Document Numbers S1.7.1, S1.7.2. and S1.7.3 in Volume 7 of the Camberwell Project Post-Integra Implementation Supplementary Data Room No. 1;

(d)	Document Numbers S1.6.1 and S1.6.2 in Volume 6 of the Integra Joint Venture Supplementary Data Room No. 1;

(e)	Answers given on 16 January 2007 to Requests for Information Numbers 22 and 23;

(f)	Answer given on 22 January 2007 to Request for Information Number 9;

(g)	Answers given on 25 January 2007 to Requests for Information Numbers 103 and 104 (to the extent they relate to the Camberwell Coal Project prior to the implementation of the Integra Coal Joint Venture);

(h)	Answer given on 7 February 2007 to Request for Information Number 118;

(i)	Document Numbers S1.2.2 and S1.2.4 in Volume 2 of the Australian Coal Inter Holdings (NL) I B.V. Supplementary Data Room No. 1; and

(j)	Document Numbers S2.8.1, S2.8.2 and S2.8.3 in Volume 8 of the Camberwell Project Post-Integra Implementation Supplementary Data Room No. 2.
Excluded Liability means management Employee incentive payments payable on disposal of the Company Group.
Excluded Subsidiaries means the entities specified in schedule 2 (and, to avoid doubt, includes all assets held by those entities).
Expiry Date has the meaning given to that term in clause 10.2(e).
FRC Completion means completion as defined in the FRC Sale Agreement.
FRC Completion Date means the date of completion of the FRC Sale Agreement.
FRC Sale Agreement means the agreement between the FRC Vendor, the FRC Share Purchaser and the Guarantor for the sale of the FRC Shares executed or to be executed contemporaneously with the execution of this Agreement.
FRC Share Purchaser means the person named as purchaser in or nominated as purchaser under the FRC Sale Agreement.
FRC Shares means the 180 ordinary shares in the capital of the Note Holder together with the benefit of all rights (including dividend rights) attached or accruing to those shares.
FRC Vendor means FRC AMCI Intermediate B.V.
FRC Vendor Group means the FRC Vendor and its Related Bodies Corporate, including the Note Holder before FRC Completion but excluding the Note Holder after FRC Completion.
FRC Vendor’s Proportion means 49%.
FRC Warranties means the Warranties given by the FRC Vendor as defined and contained in the FRC Sale Agreement.
GCJV Participant has the meaning given to that term in the Implementation Agreement.

AMCI Share Sale Agreement
Glennies Creek Joint Venture means the joint venture established by and operated under the Glennies Creek Joint Venture Agreement.
Glennies Creek Joint Venture Agreement means the Glennies Creek Joint Venture Agreement dated 6 June 2005 between Maitland Main Collieries Pty Ltd, AMCI (GC) Pty Ltd, NS Glennies Creek Pty Ltd, POS-GC Pty ltd, JFE Steel Australia (GC) Pty Ltd, JS Glennies Creek Pty Ltd, Glennies Creek Coal Management Pty Ltd and the Company.
Governmental Agency means a government or a governmental, semi-governmental or judicial entity or authority. It also includes a self-regulatory organisation established under statute or a stock exchange.
Group Member means a member of the Company Group.
GST has the meaning given by the GST Law.
GST Amount means in relation to a Taxable Supply the amount of GST payable in respect of that Taxable Supply.
GST Group has the meaning given by the GST Law.
GST Law has the meaning given by the A New Tax System (Goods and Services Tax) Act 1999 (Cth), or, if that Act does not exist means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act.
Guarantor Warranties means the representations and warranties set out in schedule 6.
Implementation Agreement means the Implementation Agreement between the parties to the Integra Coal Joint Venture Agreement, Glennies Creek Coal Sales Pty Ltd and AMCI Australia Pty Ltd dated 4 August 2006.
Income Tax means tax imposed on income, profits, or gains (including capital gains) and includes, to avoid doubt, a liability to pay an amount equal to a contribution amount pursuant to section 721-30(2) of the Tax Act.
Income Year means a financial year or other period of 12 months in respect of which Income Tax is payable, or any period in lieu thereof.
Indemnified Party means each member of the AMCI Vendor Group and the FRC Group and each Officer, employee, or agent of each member of the AMCI Vendor Group and the FRC Group.
Indemnity Matters has the meaning given to that term in clause 15.3.
Independent Expert has the meaning given to that term in clause 10.2(f).
In Principle Agreement means the In Principle Agreement with Xstrata being Document Number S3.8.1 in Volume 8 of the Glennies Creek Supplementary Data Room No. 3.
Input Tax Credit has the meaning given by the GST Law and a reference to an Input Tax Credit entitlement of a party includes an Input Tax Credit for an acquisition made by that party but to which another member of the same GST Group is entitled under the GST Law.
Integra Joint Venture means the joint venture established by and operated under the Integra Joint Venture Agreement.
Integra Joint Venture Agreement means the joint venture agreement dated 4 August 2006 between Maitland Main Collieries Pty Ltd, AMCI (GC) Pty Ltd, NS Glennies Creek Pty Ltd, POS-GC Pty

AMCI Share Sale Agreement
ltd, JFE Steel Australia (GC) Pty Ltd, JS Glennies Creek Pty Ltd, Glennies Creek Coal Management Pty Ltd, Toyota Tsusho Mining (Australia) Pty Ltd, Navidale Pty Ltd, Toyota Tsusho Coal (Australia) Pty Ltd, RHA Pastoral Company Pty Ltd, Integra Coal Operations Pty Ltd, Camberwell Coal Pty ltd and the Company.
Inter-company Payable means any amount owed by any Group Member to any member of the AMCI Vendor Group or the FRC Vendor Group (excluding any other Group Member) at FRC Completion being the amounts referred to in schedule 8.
Inter-company Receivable means any amount owed to any Group Member by any member of the AMCI Vendor Group or the FRC Vendor Group (excluding any other Group Member) at FRC Completion other than the WestIron and Belvedere Purchase Price being the amounts referred to in schedule 10.
Interest Rate means the daily buying rate displayed at or about 10.30am (Brisbane time) on the Reuters screen BBSY page for Australian bank bills of a three month duration.
Invoice has the meaning given by the GST Law.
Isaac Plains Joint Venture means the joint venture established by and operated under the Isaac Plains Joint Venture Agreement.
Isaac Plains Joint Venture Agreement means the joint venture agreement dated 21 July 2005 between IP Coal Pty Ltd and AMCI (IP) Pty Ltd.
Joint Venture means any one or more of:
(a)	the Integra Joint Venture;

(b)	the Isaac Plains Joint Venture;

(c)	the Carborough Downs Joint Venture;

(d)	the Bowen Central Coal Joint Venture;

(e)	the Broadlea Coal Joint Venture; and

(f)	the Glennies Creek Joint Venture.
Joint Venture Agreements means any one or more of:
(a)	the Integra Joint Venture Agreement;

(b)	the Isaac Plains Joint Venture Agreement;

(c)	the Carborough Downs Joint Venture Agreement;

(d)	the Bowen Central Coal Joint Venture Agreement;

(e)	the Broadlea Coal Joint Venture Agreement; and

(f)	the Glennies Creek Joint Venture Agreement.
Joint Venture Debts means:
(a)	the financial obligations of AMCI (GC) Pty Ltd and Maitland Main Collieries Pty Ltd respectively in respect of the financing of the Integra Joint Venture under the Tranche A Subscription Agreement, the Revolving Loan Facility Agreement and the Letters of Credit Facility Agreement each dated 6 August 2006;

AMCI Share Sale Agreement
(b)	the financial obligations of AMCI (IP) Pty Ltd under the Syndicated Multi-Option Facility Agreement for the financing of the Isaac Plains Joint Venture between AMCI (IP) Pty Ltd, IP Coal Pty Ltd, BOS international (Australia) Limited (ACN 066 601 250) and BWA Custodians Limited (ACN 009 413 852);

(c)	the 75% interest of AMCI (CQ) Pty Ltd and the 5% interest of Nebo Central Coal Pty Ltd in the financial obligations undertaken on their behalf respectively by Carborough Downs Coal Management as manager of the Carborough Downs Joint Venture under the Carborough Downs Lease Financing dated 19 January 2006 and arranged by Meridian International Capital Limited;

(d)	the 75% interest of AMCI (CQ) Pty Ltd and the 5% interest of Nebo Central Coal Pty Ltd in the financial obligations undertaken on their behalf respectively by Carborough Downs Coal Management Pty Ltd as manager of the Carborough Downs Joint Venture under the Bank Guarantee Facility dated 9 October 2006 made available by Investec Bank (Australia) Limited (ACN 071 292 594);

(e)	the 75% interest of AMCI (CQ) Pty Ltd and the 5% interest of Nebo Central Coal Pty Ltd in the financial obligations undertaken on their behalf respectively by Carborough Downs Coal Management Pty Ltd as manager of the Carborough Downs Joint Venture from the AMCI Vendor; and

(f)	the financial obligations of each of the Company, AMCI (CQ) Pty Ltd and Nebo Central Coal Pty Ltd to Australia and New Zealand Banking Group Limited (ACN 005 537 522) arising pursuant to a facility agreement dated 20 January 2006 between Australia and New Zealand Banking Group Limited and the Company as amended by a letter from Australia and New Zealand Banking Group Limited dated 29 March 2006 to the Company.
Key Employees means:
(a)	Brian MacDonald;

(b)	Anne McIntyre;

(c)	Steve Pilcher;

(d)	Alan Payne;

(e)	Andy Mifflin;

(f)	Michael Mapp;

(g)	Patrick Kelly;

(h)	Julian Hoskin;

(i)	Sean Egan;

(j)	Neil Brown;

(k)	Brett Maff; and

(l)	Mark Tzannes.
Law means any statute, regulation, order, rule, subordinate legislation or other document enforceable under any statute, regulation, rule or subordinate legislation.

AMCI Share Sale Agreement
Liabilities means Claims, losses, liabilities, costs or expenses of any kind and however arising, including penalties, fines and interest and including those which are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable.
Loan Agreement means the agreement in the form set out in schedule 11.
Marketing Agency Contracts means:
(a)	the Moorvale Marketing Agency Agreement dated 12 September 2003 between Australian Premium Coals Pty Ltd as Marketing Manager, AMCI Australia Pty Ltd as Marketer and the participants in the Moorvale Joint Venture; and

(b)	the Coppabella Marketing Agency Agreement dated 12 September 2003 between Australian Premium Coals Pty Ltd as Marketing Manager, AMCI Australia Pty Ltd as Marketer and the participants in the Coppabella Joint Venture.
Marketing Agency Contracts Transferee means the member of the AMCI Vendor Group other than a Group Member nominated by the AMCI Vendor to be the transferee of the Marketing Agency Contracts.
Material Contract means:
(a)	the Joint Venture Agreements; and

(b)	any Contract involving gross revenue or gross expenditure exceeding $2.5 million to which a Group Member is a party other than the Excluded Assets.
MDA Investment Contract means the agreement dated 1 August 2003 between the Company, AMCI Australia Pty Ltd, KT Subsidiary Pty Ltd (formerly Macarthur Coal Pty Ltd), MDA Administration Pty Ltd (formerly Macarthur Administration Pty Ltd) and MDA Investments Pty Ltd.
MDA Investment Contract Transferee means the member of the AMCI Vendor Group other than a Group Member nominated by the AMCI Vendor to be the transferee of the MDA Investment Contract.
Mining Tenements means the interest of the relevant Group Member in the mining leases, coal leases, exploration permits, exploration licences, mineral development licences and applications, specified in schedule 3 (together with any extensions, renewals, conversions, substitutions, modifications or variations thereof).
NH2 means NH2 Pty Ltd (ACN 097 547 969) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia.
NH2 Purchase Price means the Purchase Price as defined in the NH2 Sale Agreement, being $8 million.
NH2 Sale Agreement means the agreement between the NH2 Share Vendor, the Purchaser and the Guarantor for the sale of the NH2 Shares executed or to be executed contemporaneously with the execution of this Agreement.
NH2 Shares means the 726,621 ordinary shares in the capital of NH2 together with the benefit of all rights (including dividend rights) attached or accruing to those shares.
NH2 Share Vendor means AMCI International AG of Gersaverstrasse 21, Brunnen, Switzerland.

AMCI Share Sale Agreement
NH2 Warranties means the Warranties given by the NH2 Share Vendor as defined and contained in the NH2 Sale Agreement.
Note Holder means Australian Coal Inter Holdings (NL) 1 B.V. of Fred Roeskestraat 123, 1076EE, Amsterdam, The Netherlands.
Notes means the 4,900,000 convertible notes of the Company owned by the Note Holder.
Notional Purchase Price means the amount calculated in accordance with the following formula:
          AMCI Vendor’s Proportion x Total Purchase Price
Officer means, in respect of a body corporate, a director, company secretary, assistant secretary, chief executive officer, chief financial officer or general manager of that body corporate.
Permitted Security Interest means:
(a)	a charge or lien arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien;

(b)	any mechanics’, workmen’s or other like lien arising in the ordinary course of business;

(c)	any retention of title arrangement undertaken in the ordinary course of day-to-day trading;

(d)	securities securing the Joint Venture Debts;

(e)	securities securing the Corporate Debt; and

(f)	securities securing any bank guarantee facility in relation to a bank guarantee provided for the benefit of a Joint Venture.
Pollution has the meaning given to pollution in the Protection of the Environment Operations Act 1997 (NSW).

Pre-Completion Returns has the meaning given to that term in clause 15.2(a)(i).

Proforma Balance Sheet means the Balance Sheet less the Excluded Subsidiaries as contained in the Data Room (Document Number S3.1.2 in Volume 1 of the AMCI General Supplementary Data Room No. 1).

Promissory Note has the meaning given in clause 9.7(a).

Purchase Price means the amount calculated in accordance with the following formula:
51% (being the AMCI Vendor’s Proportion) x (Total Purchase Price – NH2 Purchase Price – Completion Debt).
Purchaser Group means the Purchaser and its respective Related Bodies Corporate (including the Note Holder after FRC Completion and Group Members after Completion).
Purchaser Warranties means the representations and warranties set out in schedule 6.
Related Body Corporate has the meaning given to related body corporate in the Corporations Act.
Representatives means, in relation to a person, its:
(a)	Officers, employees and agents;

(b)	legal, accounting, financial, technical and other professional advisers and consultants, including industry consultants;

(c)	financiers; and

AMCI Share Sale Agreement
(d)	any other person acting on behalf of that person in relation to a transaction contemplated by the Transaction Documents.
Retained Excluded Assets has the meaning given to that term in clause 10.2.
Return means, in relation to any Tax or Duty, any return, statement, calculation sheet or other document required to be filed with a Taxation Authority.
RHA Pastoral has the meaning given to that term in the Implementation Agreement.
RHA Pastoral Warranty has the meaning given to that term in the Implementation Agreement.
Shares means the AMCI Shares, the FRC Shares and the NH2 Shares.
Security Holders Agreement means the Security Holders Agreement dated 21 February 2005 between the AMCI Vendor, the Note Holder, the Company, the NH2 Share Vendor and FRC Southern Cross Coal Holdings, LLC.
Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset but does not include a Permitted Security Interest. It includes retention of title other than in the ordinary course of day-to-day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien.
Specified Clauses means 1, 12, 15, 23, 24 and 26.
Straddle Returns has the meaning given to that term in clause 15.2(a)(ii).
Subsidiaries means the entities specified in schedule 1.
Tax means any Income Tax, land tax, sales tax, payroll tax, fringe benefits tax, group tax, withholding tax, customs duties, excise duties, franking deficits tax, stamp duty, GST, debits tax, financial institutions duty or any other taxes or duties imposed in Australia by any government or governmental taxation agency (including fines, additional tax, interest or penalties).
Taxable Supply has the meaning given by the GST Law excluding the reference to section 84-5 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth).
Tax Act means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth).
Taxation Authority means a Governmental Agency authorised by law to impose, collect or otherwise administer any Tax or Duty.
Tax Period means:
(a)	in relation to Income Tax, a financial year or other period of 12 months in respect of which Income Tax is payable, or any period in lieu thereof; or

(b)	in relation to any other Tax, a period in respect of which that Tax is payable.
Tax Sharing Deed means the tax sharing deed dated 22 February 2005 under which the AMCI Vendor is appointed as the head company of a consolidated tax group.
Tenement Warranties means the warranties given by the AMCI Vendor in paragraphs 50, 51 and 52 of schedule 7.

AMCI Share Sale Agreement
Third Party Claim means a Claim against a member of the Company Group or Purchaser Group by a third party which, if successful, would result in a breach of any Warranty.
Third Party Payable means the amounts referred to in schedule 9.
Title Warranties means the warranties given by the AMCI Vendor in paragraphs 3, 4, 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20 of schedule 7.
Total Purchase Price means:
(a)	$835 million; or

(b)	$830 million if, on or before 5 days before the FRC Completion Date, the Xstrata Disputes are not resolved by the execution of a final settlement agreement on terms consistent with the In Principle Agreement.
Transaction Documents means this Agreement, the FRC Sale Agreement and the NH2 Sale Agreement and any documents entered into by any parties to any of those agreements in connection with the transactions contemplated by any of those agreements.
Transferees means:
(a)	the Coal Sales Contracts Transferee;

(b)	the Marketing Agency Contracts Transferee; and

(c)	MDA Investments Contract Transferee.
Vendors means the AMCI Vendor, the FRC Vendor and the NH2 Share Vendor.
Warranties means the statements made in schedule 7.
Warranty Claim means a Claim against the AMCI Vendor for breach of any of the Warranties.
WestIron and Belvedere Purchase Price means:
(a)	the purchase price payable by AMCI (WA) Pty Ltd to the Company for the sale of the shares in WA Resources Pty Ltd; and

(b)	the purchase price payable by AMCI (SEQ) Pty Ltd to the Company for the sale of the shares in AMCI (BP) Pty Ltd.
Working Capital Contribution means the amount of the loan from time to time made by the AMCI Vendor to the Company in accordance with clause 8.1.
Xstrata Disputes means:
(a)	proceedings 50007/07, 50050/06, 5169/05, 40016/06, and 41104/05 in the Supreme Court of New South Wales, including Court of Appeal;

(b)	proceedings 5358/06 in the High Court of Australia; and

(c)	proceedings 41104/05 in the Land and Environment Court.
1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.
(a)	The singular includes the plural, and the converse also applies.

AMCI Share Sale Agreement
(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(e)	A reference to a clause or schedule is a reference to a clause of or a schedule of this Agreement.

(f)	A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document.

(g)	A reference to writing includes any method of representing or reproducing words, figures, drawings, or symbols in a visible or tangible form.

(h)	A reference to a party to this Agreement or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s legal personal representatives).

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j)	A reference to dollars and $ is to Australian currency.

(k)	a reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(l)	A reference to a party using its best endeavours or reasonable endeavours does not include a reference to that party paying money in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing) or in circumstances that are commercially onerous or unreasonable in the context of this Agreement or providing other valuable consideration to or for the benefit of any person or agreeing to commercially onerous or unreasonable conditions (and an obligation on a party to use its best endeavours or reasonable endeavours does not oblige that party to pay money in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing) or in circumstances that are commercially onerous or unreasonable in the context of this Agreement or provide other valuable consideration to or for the benefit of any person or to agree to commercially onerous or unreasonable conditions).

(m)	Mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included.

(n)	Nothing in this Agreement is to be interpreted against a party solely on the ground that the party put forward this Agreement or any part of it.
1.3	Knowledge and awareness as to Warranties

Certain statements made in schedule 7 are given and made by the AMCI Vendor only on the basis of its knowledge and awareness. For the purposes of this Agreement, the AMCI Vendor’s knowledge

AMCI Share Sale Agreement
and awareness is limited to the actual knowledge and awareness of the AMCI Vendor, having made reasonable enquiries of the Key Employees.

1.4	Consents or approvals

If the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion.

1.5	Method of payment

All payments required to be made under this Agreement must be tendered by way of direct transfer of immediately available funds to the bank account nominated in writing by the party to whom the payment is due and by not later than 2pm Brisbane time on the due date for payment. Any payment tendered under this Agreement after 2pm Brisbane time on any date will be taken to have been made on the next succeeding Business Day (the deemed payment date) after the date on which payment was tendered, and if the deemed payment date is after the relevant due date for payment, interest will accrue under clause 1.6 accordingly.

1.6	Interest on amounts payable

If any party fails to pay any amount payable by it under or in accordance with this Agreement (including the Purchase Price) that party must, if demand is made, pay simple interest on that amount from the due date for payment until that amount is paid in full at the rate per annum which is the sum of the Interest Rate on the date on which the payment was due, plus a margin of 3%, calculated daily. The right to require payment of interest under this clause is without prejudice to any other rights the non-defaulting party may have against the defaulting party at law or in equity.

2.	Condition Precedent

2.1	Condition precedent

It is a condition of this Agreement that the FRC Sale Agreement is completed prior to Completion (the Condition Precedent). Clauses 3 and 9 will not bind the parties and Completion will not proceed unless and until the Condition Precedent is fulfilled in accordance with this Agreement.

2.2	Parties must co-operate

Each party must co-operate with the other and do all things reasonably necessary to procure that the Condition Precedent is fulfilled.

2.3	Specific obligations of co-operation

Without limiting the generality of clause 2.2:
(a)	each party must make all necessary and appropriate applications and supply all necessary and appropriate information for the purpose of enabling the Condition Precedent to be fulfilled;

(b)	no party may withdraw or procure the withdrawal of any application made or information supplied under paragraph (a) of this clause 2.3;

AMCI Share Sale Agreement
(c)	no party may take any action that would or would be likely to prevent or hinder the fulfilment of the Condition Precedent; and

(d)	each party must:
(i)	supply to the other party copies of all applications made and all information supplied for the purpose of enabling the Condition Precedent to be fulfilled;

(ii)	keep the other party informed in a timely manner of the status of any discussions or negotiations with relevant third parties regarding the Condition Precedent; and

(iii)	promptly notify the other party on becoming aware of the fulfilment of the Condition Precedent or of the Condition Precedent becoming incapable of being fulfilled.
2.4	Waiver

The AMCI Vendor and the Purchaser may agree to waive the Condition Precedent.

2.5	Termination before completion

If:
(a)	the Condition Precedent is not fulfilled by the Backstop Date; or

(b)	the AMCI Vendor or the Purchaser become aware that the Condition Precedent cannot be satisfied by the Backstop Date and the parties cannot agree to waive the Condition Precedent, then either party may terminate this Agreement by notice to the other party (provided that the party seeking to terminate this Agreement has complied with its obligations under clauses 2.2 and 2.3).

2.6	Effect of Termination

If this Agreement is terminated under clause 2.5, except for this clause and the Specified Clauses, this Agreement will be null and void and of no effect.

2.7	Effect of Condition Precedent

Notwithstanding clause 14.2, the parties acknowledge that the Purchaser:
(a)	will not have any legal or equitable interest in the AMCI Shares; and

(b)	will not be entitled, and otherwise waives any right, to seek an order for specific performance of this Agreement, unless and until the Condition Precedent has been satisfied or waived and that until such time the Purchaser’s sole remedy for any failure by the AMCI Vendor to comply with any term of this Agreement is damages.

2.8	Automatic termination

If the FRC Sale Agreement is terminated for any reason, then this Agreement is automatically terminated with effect on the date of termination of the FRC Sale Agreement.

AMCI Share Sale Agreement
3.	Sale and Purchase

3.1	Sale and purchase

The AMCI Vendor as legal and beneficial owner sells the AMCI Shares free from all Security Interests and the Purchaser buys the AMCI Shares on the terms set out in this Agreement.

3.2	Title and property

Title to and property in the AMCI Shares remains solely with the AMCI Vendor until Completion and, subject to the provisions of this Agreement, passes to the Purchaser with effect from Completion.

4.	Price and Payment

The Purchase Price must be paid by the Purchaser to the AMCI Vendor on the Completion Date in accordance with clause 9.7.

5.	Purchaser Warranties and Guarantor Warranties

5.1	Purchaser Warranties

The Purchaser represents and warrants to the AMCI Vendor that, as at the date of this Agreement, each of the Purchaser Warranties is correct.

5.2	Guarantor Warranties

The Guarantor represents and warrants to the AMCI Vendor that, as at the date of this Agreement, each of the Guarantor Warranties is correct.

5.3	Continued operation

The Purchaser Warranties and the Guarantor Warranties will remain in full force and effect after the Completion Date despite Completion.

6.	AMCI Vendor Warranties

6.1	Warranties

The AMCI Vendor represents and warrants to the Purchaser that, except as provided in this Agreement or consented to by the Purchaser in writing, each of the Warranties is correct in all material respects.

6.2	Other Warranties and conditions excluded

Except as expressly set out in this Agreement, all terms, conditions, warranties and statements, (whether express, implied, written, oral, collateral, statutory or otherwise) are excluded to the maximum extent permitted by law and, to the extent they can not be excluded, the AMCI Vendor disclaims all Liability in relation to them to the maximum extent permitted by law.

AMCI Share Sale Agreement
6.3	When Warranties given
(a)	Each of the Warranties made in Part A of schedule 7:
(i)	is, unless expressly stated at a specific time, given as at the date of this Agreement;

(ii)	is, unless expressly stated at a specific time, repeated as at the time immediately before Completion except to the extent that prior to Completion, the Warranty (other than a Title Warranty) becomes incorrect solely:
(A)	because of the act or omission of a person other than a member of the AMCI Vendor Group; or

(B)	because of circumstances arising after the date of this Agreement that are beyond the reasonable control of members of the AMCI Vendor Group; or

(C)	in relation to Warranties made by the AMCI Vendor on the basis of its knowledge or awareness, because of facts, matters and circumstances that were not within the actual knowledge or awareness of the AMCI Vendor at the date of this Agreement;
(iii)	is not given at any other time; and

(iv)	will remain in full force and effect after the Completion Date despite Completion, subject to the limitations on survival in clauses 6.5(a) and 6.10.
(b)	Notwithstanding the date of this Agreement, each of the Warranties made in Part B of schedule 7:
(i)	is, unless expressly stated at a specific time, given as at the date of the FRC Sale Agreement;

(ii)	is, unless expressly stated at a specific time, repeated as at the time immediately before FRC Completion except to the extent that prior to FRC Completion, the Warranty becomes incorrect solely:
(A)	because of the act or omission of a person other than the AMCI Vendor; or

(B)	because of circumstances arising after the date of this Agreement that are beyond the reasonable control of the AMCI Vendor; or

(C)	in relation to Warranties made by the AMCI Vendor on the basis of its knowledge or awareness, because of facts, matters and circumstances that were not within the actual knowledge or awareness of the AMCI Vendor at the date of this Agreement;
(iii)	is not given at any other time; and

(iv)	will remain in full force and effect after the FRC Completion Date despite FRC Completion, subject to the limitations on survival in clauses 6.5(a) and 6.10.
6.4	Disclosures

Each of the Warranties is given subject to the facts, matters and circumstances disclosed in or otherwise reasonably identifiable or reasonably determinable from the Disclosure Material and the

AMCI Share Sale Agreement
AMCI Vendor is not liable (whether by way of damages or otherwise) for any Warranty Claim to the extent that the breach is based on any fact, matter or circumstance:
(a)	provided for in the Transaction Documents;

(b)	disclosed in or otherwise reasonably identifiable or reasonably determinable from the Disclosure Material;

(c)	relating to any Liability to the extent disclosed in or otherwise reasonably identifiable or reasonably determinable from the Disclosure Material;

(d)	relating to any Liability to the extent that there is a provision or reserve for that Liability specifically, or for Liabilities generally of that type or nature, in the Balance Sheet;

(e)	which, at the date of this Agreement, is within the actual knowledge of any of the Combined Purchasers or any of their Representatives or which ought reasonably to have been known by any of the Combined Purchasers or any of their Representatives having regard to their actual knowledge and experience and the matters of which any of the Combined Purchasers could reasonably have expected to be informed by their Representatives; or

(f)	which would have been disclosed to any of the Combined Purchasers had any of the Combined Purchasers conducted searches prior to the date of this Agreement of records open to public inspection in Australia (including records maintained by ASIC, any Land Titles office or any other Governmental Agency).
In this clause 6.4, otherwise reasonably identifiable or reasonably determinable in relation to a fact, matter, circumstance or Liability means reasonably likely to result in a prudent prospective purchaser for value of a business of the type conducted by the Company Group, that has conducted a thorough examination of the Disclosure Material by and through its suitably qualified Representatives, acting competently, professionally and collaboratively, becoming aware of, or being put on notice of, or being reasonably directed to a chain of inquiry into, the relevant fact, matter, circumstance or Liability.

For the purposes of paragraph (e), the Combined Purchasers are not imputed with the knowledge of any information that any Representative of the Combined Purchasers is not permitted, by law or under confidentiality obligations binding on the relevant Representative, to disclose to the Combined Purchasers.

6.5	Conditions of payment and Claims for breach

Despite any other provision of this Agreement each of the following applies in respect of this Agreement.
(a)	(Notice of Claims) The AMCI Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty unless a Warranty Claim is made in writing by the Purchaser (setting out full details including details of the fact, circumstance or matter giving rise to the breach, the nature of the breach and the Purchaser’s calculation of the loss suffered) as soon as reasonably practicable after the Purchaser becomes aware of the fact, circumstance or matter on which the Warranty Claim is based and, in any event, on or before the date which is two years after the FRC Completion Date.

AMCI Share Sale Agreement
(b)	(Maximum AMCI Vendor liability for individual breach) The maximum amount that the Purchaser may recover from the AMCI Vendor (whether by way of damages or otherwise) for breach of a Warranty (other than a Title Warranty) in respect of a breach, or a series of breaches relating to the same or substantially similar facts, matters or circumstances, is an amount equal to the AMCI Vendor’s Proportion of the total amount of the actual loss suffered by the Purchaser as a result of those same or substantially similar facts, matters or circumstances.

(c)	(Maximum aggregate AMCI Vendor liability) Subject to paragraphs (d) and (e), the maximum aggregate amount that the Purchaser may recover from the AMCI Vendor (whether by way of damages or otherwise) for breaches of the Warranties is an amount equal to the Notional Purchase Price provided that the maximum aggregate amount that the Purchaser may recover from the AMCI Vendor (whether by way of damages or otherwise) for breaches of:
(i)	the Title Warranties, is an amount equal to the Notional Purchase Price;

(ii)	the Tenement Warranties, is an amount equal to 50% of the Notional Purchase Price; and

(iii)	all other Warranties, is an amount equal to 30% of the Notional Purchase Price.
(d)	(Maximum aggregate Vendors’ liability) The maximum aggregate amount that the Combined Purchasers may recover from the Vendors (whether by way of damages or otherwise) for breaches of the Warranties, the FRC Warranties and the NH2 Warranties is an amount equal to the Total Purchase Price.

(e)	(Vendor aggregate thresholds) The AMCI Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty:
(i)	unless the total amount finally adjudicated or agreed against:
(A)	the AMCI Vendor under this Agreement; and

(B)	if the fact, circumstance or matter giving rise to the breach also gives rise to a breach of an FRC Warranty or an NH2 Warranty, against the FRC Vendor under the FRC Sale Agreement and the NH2 Share Vendor under the NH2 Sale Agreement, in respect of the breach, or a series of breaches relating to the same or substantially similar facts, matters or circumstances exceeds $2.5 million; and
(ii)	until:
(A)	the total of all amounts finally adjudicated or agreed against the AMCI Vendor under this Agreement in respect of breaches of the Warranties, that would, but for this paragraph (ii), be payable under paragraph (i), exceeds the AMCI Vendor’s Proportion of $25 million; and

(B)	the total of all amounts finally adjudicated or agreed against the Vendors under this Agreement, the FRC Sale Agreement and the NH2 Sale Agreement in respect of breaches of the Warranties, the FRC Warranties and the NH2 Warranties, that would, but for this paragraph (ii), be payable under paragraph (i), clause 7.5(e)(i) of the FRC Sale Agreement

AMCI Share Sale Agreement
and clause clause 6.5(e)(i) of the NH2 Sale Agreement, exceeds $25 million.
in which event the Purchaser is entitled to recover from the AMCI Vendor all amounts finally adjudicated or agreed against the AMCI Vendor and payable under paragraph (i).
(f)	(Excluded Data Room Documentation) The AMCI Vendor does not give any representation or warranty in relation to any fact, matter or circumstance relating to the Excluded Data Room Documentation.

(g)	(Camberwell Warranties) Without limiting paragraph (f), the AMCI Vendor does not give any representation or warranty in relation to any fact, matter or circumstance relating to the documentation and information contained in the Data Room Documentation provided to the Purchaser on the CD titled ‘Camberwell Coal Project (Pre-Integra Implementation) Data Room Information Dated 5 January 2007‘, it being noted that under the Implementation Agreement the Group Members who are GCJV Participants are entitled to the benefit of the CCJV Warranties, CCPL Warranties and the RHA Pastoral Warranties from the CCJV Participants and RHA Pastoral in respect of that documentation and information.

(h)	(Actions of the Purchaser) The AMCI Vendor’s Liability in respect of any breach of any Warranty will be reduced or extinguished (as the case may be) to the extent that the breach has arisen as a result of any act or omission after FRC Completion by or on behalf of the Purchaser Group in breach of their respective obligations under the Transaction Documents.

(i)	(Actions of the AMCI Vendor) The AMCI Vendor’s Liability in respect of any breach of any Warranty will be reduced or extinguished (as the case may be) to the extent that the breach has arisen as a result of any act or omission by or on behalf of any Vendor or the Company Group in accordance with standard mining and resources industry practice (where such practice exists) or (where such practice does not exist) in accordance with any Vendor’s or the Company Group’s lawful practice in the ordinary course of business or where the Purchaser has requested or consented to that act or omission in writing, or is taken under clause 7 to have consented to, that act or omission.

(j)	(Credit) If, after the AMCI Vendor has made any payment to the Purchaser for any breach of any Warranty, a member of the Purchaser Group receives any benefit or credit by reason of matters to which the breach relates then the Purchaser must immediately repay to the AMCI Vendor a sum corresponding to the amount of the payment or (if less) the amount of the benefit or credit.

(k)	(Change in law or interpretation) The AMCI Vendor will not be liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty:
(i)	where the breach is as a result of any legislation not in force at the date of the FRC Sale Agreement including legislation which takes effect retrospectively;

(ii)	where the breach is as a result of or in respect of a change in the judicial interpretation of the law in any jurisdiction after the date of the FRC Sale Agreement; or

AMCI Share Sale Agreement
(iii)	where the breach is as a result of or in respect of a change in the administrative practice of any Governmental Agency after the date of the FRC Sale Agreement including any change which takes effect retrospectively.
(l)	(Recovery under any other right) The AMCI Vendor will not be liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty to the extent that a member of the Purchaser Group:
(i)	recovers from a person (other than the AMCI Vendor, or the FRC Vendor under the FRC Warranties, or the NH2 Vendor under the NH2 Warranties ) in respect of any loss or damage arising out of the breach whether by way of contract, indemnity or otherwise; or

(ii)	without limiting sub-paragraph (i), recovers under any claim of indemnity against any loss or damage suffered arising out of the breach or claim under the terms of any insurance policy of, or applicable to, the Purchaser Group (or would have been entitled to so recover if the Purchaser Group had maintained in force insurance policies in relation to the Company Group that existed at Completion); and
in each case, prior to making any Warranty Claim against the AMCI Vendor, the relevant member of the Purchaser Group must make a Claim from that person, or under that insurance policy, as the case may be, for the amount of such loss or damage, and use all actions reasonably necessary to pursue the Claim, where there is a reasonable likelihood of success.

(m)	(No consequential loss) The AMCI Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser for any indirect loss (including economic loss or loss of profits) or any special, consequential or incidental losses, however arising.
6.6	Acknowledgments

Each of the Purchaser and the Guarantor acknowledges and agrees that:
(a)	it has knowledge and experience in financial and business matters and resources exploration, mining, processing and marketing, it is capable of evaluating the merits and risks associated with the purchase of the AMCI Shares and the transactions contemplated by the Transaction Documents, it is aware of the actual and potential risks that are generally known within the coal mining industry and the Australian mining and resources industry generally and, it has relied on its own judgement and evaluation, and that of its Representatives, of the Disclosure Material and on its own inspection and appraisal, and that of its Representatives, of the Shares and the assets and operations of the Company Group;

(b)	except as expressly set out in this Agreement, neither the AMCI Vendor nor any of its Representatives have made any representation, given any advice or given any warranty or undertaking, promise or forecast of any kind in relation to the Shares, the Company, the Subsidiaries, the assets and operations of the Company Group, the Disclosure Material or this Agreement;

AMCI Share Sale Agreement
(c)	without limiting paragraph (b), no representation, no advice, no warranty, no undertaking, no promise and no forecast is given in relation to:
(i)	any economic, fiscal or other interpretations or evaluations by the AMCI Vendor or any of its Representatives or any other person;

(ii)	any future matters, including future or forecast costs, prices, revenues or profits;

(iii)	the principles to be applied by any Governmental Agency with respect to the regulation of the mining and resources industry or any part of it and, in particular, matters affecting revenue, prices and charges and service levels; and

(iv)	the regulation of the mining and resources industry or any part of it (including any act or omission by any Governmental Agency);
(d)	without limiting paragraphs (b) or (c), and except for the Warranties, no statement or representation:
(i)	has induced or influenced the Purchaser to enter into this Agreement or agree to any or all of its terms;

(ii)	has been relied on in any way as being accurate by the Purchaser;

(iii)	has been warranted to the Purchaser as being true; or

(iv)	has been taken into account by the Purchaser as being important to the Purchaser’s decision to enter into this Agreement or agree to any or all of its terms; and
(e)	the Vendors have provided it with access to all categories of information which the Purchaser considers necessary to enable it to make an informed decision to enter this Agreement or agree to any of this terms (including the opportunity to make inquiries of, and receive responses from, the Vendors in relation to or in connection with such information) and the Purchaser has competently and diligently carried out all relevant investigations and has examined and acquainted itself concerning:
(i)	the contents, correctness and sufficiency of the Disclosure Material;

(ii)	all information which is relevant to the risks, contingencies and other circumstances which could affect its decision to enter into this Agreement; and

(iii)	all amounts payable by the parties under this Agreement.
6.7	Release

To the maximum extent permitted by law, the Purchaser releases each Indemnified Party from, and agrees not to make and waives any right it might have to make, any Claim against any Indemnified Party in relation to anything referred to in paragraphs (b), (c) or (d) of clause 6.6 and will procure that each member of the Purchaser Group and their respective Representatives so release and agree not to make and waive all such Claims, provided that nothing in this clause has the effect of releasing the AMCI Vendor from any Liability for breach of a Warranty or any other express Liability of the AMCI Vendor under this Agreement. The AMCI Vendor holds on trust for each other Indemnified Party the benefit of this clause to the extent that this clause applies to those other Indemnified Parties and is entitled to enforce this clause on behalf of the other Indemnified Parties.

AMCI Share Sale Agreement
6.8	Statutory actions

To the maximum extent permitted by law and without limiting clause 6.7, the Purchaser agrees not to make and waives any right it might have to make any Warranty Claim against the Indemnified Parties, whether in respect of the Warranties or otherwise, under:
(a)	Part 7.10 of the Corporations Act;

(b)	the Australian Securities and Investments Commission Act 2001 (Cth) in connection with a breach of section 12DA of that Act;

(c)	the Trade Practices Act 1974 (Cth) in connection with a breach of Part V of that Act;

(d)	the Fair Trading Act 1989 (Qld) in connection with a breach of section 38 of that Act;

(e)	the Fair Trading Act 1987 (NSW) in connection with a breach of section 42 of that Act, or any corresponding or similar provision of any Australian State or Territory legislation or any similar provision of any legislation in any relevant jurisdiction or any other applicable laws.

6.9	Dealing with Warranty breach after Completion

If the Purchaser becomes aware after Completion of any fact, circumstance or matter which constitutes or could (whether alone or with any other possible fact, circumstance or matter) constitute a breach of any Warranty, including a Third Party Claim, the Purchaser must do each of the following:
(a)	as soon as possible, give the AMCI Vendor full details including details (including material documents) of the fact, circumstance or matter giving rise to the breach (or possible breach), the nature of the breach and, to the extent possible, the Purchaser’s calculation of the loss suffered or likely to be suffered;

(b)	not make, and procure that no member of the Purchaser Group makes, any admission of Liability, agreement or compromise with any person in relation to any such fact, circumstance or matter without first consulting with and obtaining the approval of the AMCI Vendor;

(c)	in respect of a breach (or possible breach) other than a Third Party Claim, take, and procure that each member of the Purchaser Group takes, reasonable steps to mitigate any loss which may give rise to a Liability of the AMCI Vendor under any Warranty;

(d)	in respect of Third Party Claims, provided that the AMCI Vendor acknowledges its liability to the Purchaser for breach of the relevant Warranty should the Third Party Claim be successful:
(i)	give, and procure that each member of the Purchaser Group gives, to the AMCI Vendor (at the AMCI Vendor’s cost and expense and with the right to select its own counsel) joint conduct and control of all action taken by the Purchaser Group to defend that Third Party Claim (unless the Claim is covered by insurance, in which case, the defence may be conducted by the insurer);

(ii)	at the AMCI Vendor’s expense, give and procure that each member of the Purchaser Group gives, all assistance that the AMCI Vendor may reasonably require in relation to any action taken or proposed to be taken by the AMCI

AMCI Share Sale Agreement
Vendor to defend a Third Party Claim, including by giving the AMCI Vendor and its Representatives reasonable access to:
(A)	the personnel and premises of the Purchaser Group; and

(B)	relevant chattels, accounts, documents and records within the possession, custody or power of the Purchaser Group, to enable the AMCI Vendor and its Representatives to examine the personnel, premises, chattels, accounts, documents and records and to take copies or photographs of them; and

(iii)	at the AMCI Vendor’s expense, take, and procure that each member of the Purchaser Group takes reasonable steps to mitigate any loss arising in connection with the Third Party Claim, and all action in good faith and with due diligence as the AMCI Vendor may request to avoid, remedy or mitigate any loss arising in connection with the Third Party Claim, including legal proceedings and disputing, defending, appealing or compromising any Third Party Claim and any adjudication of it.
6.10	Proceedings in respect of a Warranty Claim

Unless the AMCI Vendor otherwise agrees, any Warranty Claim by the Purchaser will be taken to be waived or withdrawn and will be barred and unenforceable (if such Warranty Claim has not been previously satisfied, settled or withdrawn) unless legal proceedings in respect of the Warranty Claim have been issued and served on the AMCI Vendor in relation to the breach of Warranty within 6 months of the service of the notice of such Warranty Claim on the AMCI Vendor and for this purpose legal proceedings will not be deemed to have been commenced unless they have been properly issued and validly served upon the AMCI Vendor.

6.11	Taxation offset

In calculating the Liability of the AMCI Vendor for any breach of any Warranty or under the indemnities contained in any Transaction Document, account must be taken of any Tax or Duty benefit to the Purchaser or the Company Group as a result of the matter giving rise to such Liability (including the timing of the Purchaser or the Company Group’s likely utilisation of such Tax or Duty benefit).

6.12	Restructure of the Company Group or change in accounting policies

The AMCI Vendor will not be liable for any breach of any Warranty to the extent that the breach would not have arisen but for any restructure or change in ownership of the Company Group after Completion or any change in the accounting policies of the Company Group after Completion.

6.13	Reduction of Purchase Price

Any monetary compensation or damages received by the Purchaser Group as a result of any breach by the AMCI Vendor of any Warranty will be treated as a reduction and refund of the Purchase Price.

AMCI Share Sale Agreement
6.14	Notification of Warranty breach before Completion

If on or before Completion the Purchaser becomes aware of any material breach or potential material breach of any Warranty which has or may have a material adverse effect on the Company Group, the Purchaser must:
(a)	notify the AMCI Vendor of this; and

(b)	without being required to consent to any delay in the Completion Date, allow the AMCI Vendor a reasonable opportunity to remedy the breach or potential breach.
If, by the Completion Date, the AMCI Vendor has not remedied the breach or potential breach or if the Purchaser does not, in its reasonable opinion, accept the result as a remedy:
(c)	in the case of a breach of a Title Warranty, either the AMCI Vendor or the Purchaser may terminate this Agreement by giving notice to the other; and

(d)	in the case of a breach of any other Warranty where the breach would expose the AMCI Vendor to a liability exceeding $50 million, the AMCI Vendor may terminate this Agreement by giving notice to the Purchaser.
6.15	Remedies for breach of Warranty

The Purchaser acknowledges that, other than in respect of its right to terminate this Agreement under clause 6.14(c), its sole remedy for a breach of a Warranty is damages.
7.	Obligations of the AMCI Vendor Prior to the Completion Date

7.1	AMCI Vendor’s obligations

Prior to Completion, except as contemplated by or disclosed in this Agreement or consented to by the Purchaser, the AMCI Vendor must procure that:
(a)	except as contemplated by the Disclosure Material, the business of the Company Group is conducted only in the ordinary course (but subject to the restrictions in this clause 7.1);

(b)	except as contemplated by the Disclosure Material, no Group Member will merge or consolidate with any other corporation or acquire all or substantially all of the shares or the business or assets of any other person, firm, association, corporation or business organisation, or agree to do any of the foregoing;

(c)	no change is made to the constitution of any Group Member;

(d)	no Group Member will reduce its share capital, or transfer an amount to its share capital account from any of its other accounts, or allot or issue any shares or any securities or loan capital convertible into shares, or purchase, redeem, retire or acquire any such shares or securities, or agree to do so, or sell or give any option, right to purchase, mortgage, charge, pledge, lien or other form of security or encumbrance over any such shares or securities other than as contemplated by paragraph (e);

(e)	if requested by the Purchaser, the Company will issue ordinary shares in the Company to the Noteholder upon conversion of the Notes according to their terms;

AMCI Share Sale Agreement
(f)	no Group Member will declare or pay any dividend, or make any other distribution to shareholders of its assets, capital or profits;

(g)	except as contemplated by the Disclosure Material, no Group Member will make any loans or advances or provide any other financial accommodation to any member of the AMCI Vendor Group or the FRC Vendor Group other than the Inter-company Receivables and the WestIron and Belvedere Purchase Price or other than to another Group Member;

(h)	except as contemplated by the Disclosure Material, no Group Member will enter into any borrowings or receive any financial accommodation other than the Corporate Debt, the Joint Venture Debt, the Inter-company Payables, the Third Party Payables and the Working Capital Contribution or other than from another Group Member;

(i)	except as contemplated by the Disclosure Material, no Group Member will:
(i)	enter into a material capital commitment or declare itself trustee of or encumber any assets or dispose of or deal with any assets or make any unusual or extraordinary expenditures;

(ii)	dispose of any fixed assets or grant any option or Security Interest (other than a Permitted Security Interest) over any of its fixed assets having a value in aggregate in excess of $2.5 million;

(iii)	acquire any fixed assets the cost of which in aggregate exceeds $2.5 million;

(iv)	enter into, assign, terminate, rescind or vary in any material respect (including by waiver) any Material Contract, except:
(A)	entry into coal sales contracts required to protect the back-to-back position of the AMCI Vendor and the Purchaser provided that the terms of such contracts have been approved by the Purchaser;

(B)	where the termination of that Material Contract is for reason of a breach by another party to that Material Contract (in which case the AMCI Vendor must consult with the Purchaser before any such right of termination is exercised by the Group Member); or

(C)	where the Material Contract relates to the repair or replacement of assets in accordance with planned, routine or emergency programs and where a Material Contract is entered into, the Material Contract is in writing;
(v)	provide any guarantee of the acts or omissions of any person other than another Group Member;

(vi)	change the terms of employment or superannuation arrangements (including the position or remuneration) of any Key Employee (other than Mark Tzannes) or enter into or vary any workplace agreement or similar arrangement except pursuant to the mandatory requirements of an award, workplace agreement or similar arrangement or an existing legal obligation binding on the Group Member;

(vii)	terminate the employment of any Key Employee (other than Mark Tzannes) unless the AMCI Vendor has first consulted with the Purchaser, except that no such consultation is required where gross misconduct or any criminal offence is involved;

AMCI Share Sale Agreement
(viii)	cause, suffer or allow (where it is within the Group Member’s control) any Mining Tenement or Authorisation to be varied, breached, forfeited, cancelled or suspended in any material respect;

(ix)	grant any power of attorney that does not expire on or before Completion;

(x)	commence, threaten to commence, voluntarily become a party to, or compromise or settle any court proceedings, except where it is necessary to take such action to avoid material prejudice to the interests of the Group Member;

(xi)	allow any existing insurance policy taken out by the Group Member that is material to the business of the Company Group as a whole to lapse or fail to renew any such existing insurance policy on substantially the same terms;

(xii)	enter into any material transaction or agreement that is not on arms-length commercial terms, other than with another Group Member; and
(j)	from the date of this Agreement, up to five key Representatives of the Purchaser may liaise with the management of the Company Group, have access to staff of the Company Group and any premises from which the business of the Company Group is conducted and, accompanied by a Representative of the AMCI Vendor, have reasonable opportunities to meet with customers and suppliers of the Company Group;

(k)	the Purchaser is notified of and consulted with in relation to any unusual matter arising that will or is likely to have a material impact upon the business of the Company Group (including any material litigation, material industrial disputes, material communications with regulators and material environmental and safety issues); and

(l)	the Company provides the Purchaser with monthly management reports for the Company Group (in the form those reports are produced as at the date of this Agreement) promptly after those reports have been distributed to the directors of the Company.
7.2	Permitted acts
(a)	The Purchaser must not unreasonably withhold or delay any consent required under clause 7.1. The Purchaser will be taken to have given its consent for the purposes of this clause if the Purchaser does not, within a period of time that is reasonable in the context of the matter to which the consent relates, notify the AMCI Vendor that it refuses its consent. In this clause, a reasonable period of time means, in any event, within three Business Days after being notified by the AMCI Vendor of a proposed action.

(b)	Nothing in clause 7.1 prevents the Vendors, the Note Holder or any Group Member from taking any action which, in the AMCI Vendor’s reasonable opinion, is in the best interests of the Company Group in the circumstances and required to:
(i)	assign or novate from a Group Member to a Transferee a Contract relating to an Excluded Asset;

(ii)	prevent, or address or mitigate the effects of, any environmental or occupational health, safety and welfare hazard;

(iii)	without limiting sub-paragraph (ii), prevent injury or damage to any person or property;

AMCI Share Sale Agreement
(iv)	without limiting sub-paragraphs (ii) or (iii), prevent, or address or mitigate the effects of, any emergency; or

(v)	without limiting sub-paragraphs (ii) to (iv), ensure the continuity of production and sales, in response to unforseen circumstances outside the reasonable control of the Vendors, the Note Holder and the Group Members (including extreme weather conditions, plant breakdown or other external factors that may threaten production), or which, in the AMCI Vendor’s opinion, is otherwise necessary for the Vendors, the Note Holder and the Group Members to comply with their respective legal obligations in relation to the environment or occupational health, safety and welfare provided that the AMCI Vendor notifies the Purchaser of such action as soon as reasonably possible.
7.3	Factors relevant to AMCI Vendor’s obligations

In complying with its obligations under clause 7.1, the AMCI Vendor is not required to do, to omit to do, or to allow to be done anything which would, in the AMCI Vendor’s opinion:
(a)	unreasonably disrupt or impact on the Company Group or the operation of any aspect of the businesses of the Company Group; or

(b)	breach any obligations (including obligations of confidentiality) that the AMCI Vendor or any Group Member owe to any third party or under any law or regulations; or

(c)	materially prejudices the likelihood of Completion occurring.
7.4	Access

Subject to clause 7.5, prior to Completion, the AMCI Vendor must give the Purchaser and its Representatives during normal business hours, reasonable access to:
(a)	any premises from which the business of the Company Group is conducted for the purpose of viewing the manner in which the business is conducted, accompanied by a Representative of the AMCI Vendor; and

(b)	all books of account, books, records, contracts, commitments and property of or relating to the Company Group as the Purchaser may reasonably request.
7.5	Conditions of Access

The Purchaser may only exercise its right of access under clause 7.4 if:
(a)	the Purchaser has provided the AMCI Vendor with reasonable prior notice of the access that the Purchaser requires (including the identity of the Representatives who are to exercise that right of access on behalf of the Purchaser);

(b)	the access will not, in the reasonable opinion of the AMCI Vendor, interfere with the conduct of the business of the Company Group; and

(c)	the Purchaser agrees to comply with the AMCI Vendor’s reasonable requirements and directions in relation to that access.
Any exercise of the right of access under clause 7.4 by the Purchaser or any of its Representatives is at the risk of the Purchaser.

AMCI Share Sale Agreement
7.6	Confidential Information

Any information obtained by the Purchaser by reason of clause 7.1 is deemed to be ‘Confidential Information’ within the meaning of the Confidentiality Agreement and is subject to the terms of the Confidentiality Agreement and this Agreement.

7.7	Tax sharing arrangements
(a)	Prior to FRC Completion the AMCI Vendor must procure that each Group Member pays to the AMCI Vendor such amount as is agreed between the AMCI Vendor and that Group Member in order to comply with section 721-35(c) of the Tax Act.

(b)	Prior to Completion the AMCI Vendor must enter into, and must procure that each relevant member of the AMCI Vendor Group enters into, the Deeds of Release.
7.8	Exchange rates

From the date of this Agreement up to the time before the AMCI Vendor gives a notice under clause 9.1, upon request by either the AMCI Vendor or the Purchaser, the AMCI Vendor and the Purchaser must cooperate and act in good faith to discuss with each other and the relevant lenders, payment of any of the Completion Debts or the Purchase Price in a currency other than the currency in which the relevant Completion Debt or the Purchase Price is payable according to its terms and, if so, the relevant exchange rate. If, before the time stated in clause 9.1, the parties do not agree to an alternative currency, the relevant amount must be paid according to its terms.
8.	Working Capital Contribution

8.1	Working Capital Contribution

From the Effective Time until the Completion Date the AMCI Vendor must loan, or procure that another member of the AMCI Vendor Group other than a Group Member or an affiliate loans, to the Company monies to be used to meet the working capital requirements of the Company Group (as determined in accordance with the usual practice, principles and policies of the Company as at the date of this Agreement).

8.2	Loan Agreement

Before the Effective Time, the AMCI Vendor must enter into, or procure that another member of the AMCI Vendor Group other than a Group Member or an affiliate enters into, the Loan Agreement and the AMCI Vendor must procure that the Company enters into the Loan Agreement.

9.	Completion

9.1	Notice to Purchaser

At least five Business Days before the FRC Completion Date the AMCI Vendor must give the Purchaser a notice setting out the amount of the Completion Debt.

AMCI Share Sale Agreement
9.2	Notice to AMCI Vendor

On or before the date that is the earlier of 15 Business Days after the date of this Agreement and ten Business Days before the Completion Date, the Purchaser must give the AMCI Vendor a notice setting out details of:
(a)	the persons who will be appointed as the new directors, secretaries and public officers of each Group Member from Completion together with original signed consents to act of such persons;

(b)	the persons who will be required to resign as directors, secretaries and public officers of each Group Member;

(c)	the proposed new names from Completion of the Company, AMCI Australia Pty Ltd, AMCI (CQ) Pty Ltd, AMCI (GC) Pty Ltd, AMCI (IP) Pty Ltd and any other Subsidiary whose name includes the Company Name (such names not to include the Company Name); and

(d)	the proposed changes to the signatories of any bank account maintained by each Group Member, and providing specimen signatories of new signatories.
9.3	Completion place

Completion of the sale and purchase of the AMCI Shares will take place on the Completion Date at the offices of the AMCI Vendor’s solicitors, Allens Arthur Robinson in Brisbane or at any other place as the AMCI Vendor and the Purchaser may agree.
9.4	Obligations of AMCI Vendor on or before FRC Completion Date

On or before the FRC Completion Date the AMCI Vendor must:
(a)	enter into a written agreement with the Noteholder to terminate the Security Holders Agreement with effect on FRC Completion;

(b)	ensure that all Inter-company Receivables are paid to the Company Group;

(c)	procure that the Excluded Liabilities are assumed by a person other than a Group Member; and

(d)	procure that the Excluded Subsidiaries cease to be owned by a Group Member.
9.5	Obligations of AMCI Vendor on Completion

On or before Completion the AMCI Vendor must:
(a)	if applicable under clause 9.7(a), use the Promissory Note to pay the AMCI Vendor’s Proportion of the WestIron and Belvedere Purchase Price to the Company by endorsement of the Promissory Note in favour of AMCI (SEQ) Pty Ltd and AMCI (WA) Pty Ltd and then in favour of the Company;

(b)	procure that, with effect on Completion:
(i)	such persons as the Purchaser notifies to the AMCI Vendor under clause 9.2(a) are validly appointed as directors, secretaries and public officers of each Group Member as so notified, subject to the receipt of duly signed consents to act of such persons;

AMCI Share Sale Agreement
(ii)	the signatories of any bank account maintained by any Group Member are changed to those notified by the Purchaser under clause 9.2(d);

(iii)	such persons as the Purchaser notifies to the AMCI Vendor under clause 9.2(b) resign as directors, secretaries and public officers of each Group Member;

(iv)	in the case of the Company only, the transfer of the AMCI Shares to the Purchaser (subject to the payment of any applicable stamp duty on the instruments of transfer which must be borne by the Purchaser), the cancellation of the existing share certificate for the AMCI Shares, the sealing and delivery by the Company to the Purchaser of a new share certificate for the AMCI Shares in the name of the Purchaser are each approved; and
(c)	subject to clause 11.1, deliver to (or at the direction of) the Purchaser the minute books, statutory books and registers, books of account, annual statements, corporate key number assigned by ASIC, trading and financial records, copies of Returns and other documents and papers, and any common seal, duplicate seal or official seal, of each Group Member, other than documents containing strategic or planning information relating to the Vendors, members of the AMCI Vendor Group other than the Company Group, and members of the FRC Group, other than the Note Holder;

(d)	deliver to the Purchaser evidence that all Security Interests over the AMCI Shares have been released;

(e)	procure that duly convened meetings of the shareholders of the Company, AMCI Australia Pty Ltd, AMCI (CQ) Pty Ltd, AMCI (GC) Pty Ltd, AMCI (IP) Pty Ltd and any other Subsidiary whose name includes the Company Name are held (or procure that circulating resolutions of the shareholders of those companies are passed in lieu thereof) at which the changes of names of those companies are approved in accordance with clause 9.2(c);

(f)	deliver to the Purchaser duly executed instruments of transfer of the AMCI Shares in favour of the Purchaser together with the share certificates relating to the AMCI Shares;

(g)	procure that any company that is not a Group Member and has its registered office or principal place of business at the registered office or principal place of business of any Group Member, changes its registered office or principal place of business (as the case may be) to another address that is not the registered office or principal place of business of any Group Member; and

(h)	deliver to the Purchaser, a copy of the Deeds of Release executed under clause 7.7(b).
9.6	Obligations of Purchaser on Completion

On or before Completion the Purchaser must:
(a)	pay or put the Company in funds to pay and procure that the Company Group repays all Inter Company Payables;

(b)	deliver to the AMCI Vendor the duly executed counterparts of the instruments of transfer of the AMCI Shares referred to in clause 9.5(f); and

(c)	do, execute and deliver all other acts and documents that this Agreement or any other Transaction Documents require the Purchaser to do, execute or deliver at Completion.

AMCI Share Sale Agreement
9.7	Payment of Purchase Price

On the Completion Date and subject to the due performance by the AMCI Vendor of the obligations on its part to be performed under clause 9.5, the Purchaser must pay the Purchase Price to the AMCI Vendor as follows:
(a)	to the extent that the Purchaser consents in writing to an amount to remain as owing to the Company at the FRC Completion Date for the WestIron and Belvedere Purchase Price, the Purchaser must compensate the AMCI Vendor for the AMCI Vendor’s Proportion of that amount by a non-cash or other arrangement agreed between the AMCI Vendor, the FRC Vendor and the Purchaser (Promissory Note); and

(b)	the balance of the Purchase Price must be paid in accordance with clause 1.5.
9.8	Interdependency

The obligations of the parties in respect of Completion are interdependent and all actions at Completion are deemed to take place simultaneously.

10.	Excluded Assets

10.1	Novation of the Excluded Assets
(a)	The AMCI Vendor must use reasonable endeavours to cause the Transferees to obtain, and the Purchaser must use reasonable endeavours to assist, and cause each Group Member that is a party to an Excluded Asset to assist, the Transferees to obtain, the consent of the other parties to the Excluded Assets (where consent is required) to the novation of the Excluded Assets to the relevant Transferee.

(b)	Nothing in paragraph (a) will require the Purchaser, any Group Member or any member of the Purchaser Group to pay any money or provide any other valuable consideration to or for the benefit of any person or otherwise take action which would or is reasonably likely to impact adversely on or otherwise be contrary to the interests of the Company Group or the Purchaser Group.
10.2	Excluded Assets that are not novated

If, and to the extent that any of the Excluded Assets (or parts thereof) are not, or are unable to be, novated to a Transferee with effect from the Effective Time (the Retained Excluded Assets), the AMCI Vendor and the Purchaser agree that:
(a)	each Group Member that is a party to a Retained Excluded Asset will hold all of its right, title and interest in the Retained Excluded Asset on trust for the benefit of the relevant Transferee during the period of 12 months from the Completion Date;

(b)	the Purchaser must, within 5 Business Days after receipt, pay to or at the direction of the AMCI Vendor, any amount, or account to the AMCI Vendor, for the value of any other benefit any member of the Purchaser Group receives after Completion in respect of any Retained Excluded Asset and in respect of the period of 12 months from the Completion Date;

AMCI Share Sale Agreement
(c)	the Purchaser must cooperate, and procure that members of the Purchaser Group cooperate, in any reasonable and lawful arrangement designed to provide those benefits and rights under the Retained Excluded Assets to the relevant Transferees during the period of 12 months from the Completion Date, including following any directions given by the AMCI Vendor or the relevant Transferee and seeking directions where no, or insufficient, directions have been given by the AMCI Vendor or the relevant Transferee in relation to such benefits and rights;

(d)	the Purchaser must act, and must procure that members of the Purchaser Group act, in the absence of any directions in relation to any matters arising in respect to the rights or benefits of such Retained Excluded Assets during the period of 12 months from the Completion Date, in a manner as it reasonably considers to be most beneficial to the Transferee’s interests;
(e)	if any of the Excluded Assets (or parts thereof) are not novated to a Transferee by the expiry of the period of 12 months from the Completion Date (Expiry Date):
(i)	from the Expiry Date, each Group Member that is a party to the relevant Retained Excluded Asset will hold all of its right, title and interest in the Retained Excluded Asset beneficially; and

(ii)	the AMCI Vendor and the Purchaser must cooperate and act in good faith to discuss and agree with each other and the FRC Vendor, as to the benefit or detriment of the relevant Excluded Asset (or parts thereof) to the Company Group as at the Expiry Date and if a benefit, the fair value of that benefit, or if a detriment, the cost of that detriment;
(f)	if the AMCI Vendor, the Purchaser and the FRC Vendor are unable to agree as to any of the matters referred to in paragraph (e) within 30 days of the Expiry Date, the matter must be determined by a suitably qualified person (Independent Expert) (nominated, at the request of any of the AMCI Vendor, the Purchaser or the FRC Vendor, by the President of the Australian Property Institute) whose determination shall be final and binding on the AMCI Vendor, the Purchaser and the FRC Vendor. In making the determination, the Independent Expert shall act as an expert and not as an arbitrator.
(g)	if agreement is reached under paragraph (e) or it is determined by the Independent Expert, that the relevant Excluded Asset (or parts thereof) is of benefit to the Company Group, the Purchaser must pay on demand to the AMCI Vendor the AMCI Vendor’s Proportion, and to the FRC Vendor the FRC Vendor’s Proportion, of the fair value so agreed or determined and must pay the costs of the Independent Expert;
(h)	if agreement is reached under paragraph (e) or it is determined by the Independent Expert, that the relevant Excluded Asset (or parts thereof) is of detriment to the Company Group, the AMCI Vendor must pay on demand to the Purchaser the AMCI Vendor’s Proportion and must pay or procure that the FRC Vendor pays to the Purchaser the FRC Vendor’s Proportion, of the cost of that detriment so agreed or determined and the AMCI Vendor must pay the costs of the Independent Expert; and

AMCI Share Sale Agreement
(i)	the FRC Vendor is entitled to the benefit of paragraph (g). To the extent that FRC Vendor is unable to enforce the benefit of paragraph (g) directly against the Purchaser, the AMCI Vendor holds the benefit of paragraph (g). on trust for the FRC Vendor.
10.3	Assumption of responsibility for Excluded Assets

From Completion, the AMCI Vendor must assume responsibility on behalf of the Purchaser and the Group Member that is a party to a Retained Excluded Asset, for the performance of, and perform and comply with, and procure that the Transferees perform and comply with, the terms of, the Retained Excluded Assets and any Excluded Assets assigned to the Transferees, to the extent that the AMCI Vendor has control over the resources necessary to perform those obligations and otherwise to the extent that it is able to do so (including under any law or regulation) but at the risk and expense of the AMCI Vendor.

10.4	AMCI Vendor’s indemnity
(a)	The AMCI Vendor must indemnify each member of the Purchaser Group against any Liability which may be suffered or incurred by a member of the Purchaser Group:
(i)	in relation to clause 10.2 except to the extent that the Purchaser fails to comply with its obligations under clause 10.2; and

(ii)	in relation to any breach of or failure to fulfil or comply with the terms of the Excluded Assets by the AMCI Vendor and the Transferees after Completion, provided however that the maximum amount that may be recovered from the AMCI Vendor under this clause 10.4(a) in respect of a Liability is an amount equal to the AMCI Vendor’s Proportion of the total amount of the Liability suffered or incurred by the members of the Purchaser Group.

(b)	The members of the Purchaser Group are entitled to the benefit of clause 10.4(a). To the extent that members of the Purchaser Group are unable to enforce the benefit of clause 10.4(a) directly against the AMCI Vendor, the Purchaser holds the benefit of clause 10.4(a) on trust for those entities.
10.5	Purchaser’s indemnity

The Purchaser indemnifies the AMCI Vendor and each Transferee against any Liability which may be suffered or incurred by them as a result of any failure of the Purchaser to comply with its obligations under clause 10.2.
11.	Access to Records

11.1	Copies of records

The AMCI Vendor may take, and keep after Completion, copies of documents and records referred to in clause 9.5(c) relating to Taxes and Duties in connection with and Returns of, the AMCI Vendor and Group Members.

AMCI Share Sale Agreement
11.2	Access to records after Completion

Without limiting any other rights of the AMCI Vendor under any Transaction Document, from Completion the Purchaser must allow the Vendors and their Representatives access to (and, in relation to documents, where reasonably necessary, to take copies of), and, if required by the Purchaser, in the company of a Representative of the Purchaser, during normal business hours on reasonable prior notice, the Purchaser Group personnel and the documents and records delivered by the AMCI Vendor to the Purchaser under clause 9.5(c) for the purpose of the Vendors and the Note Holder using those documents and records in connection with:
(a)	the review of any Return, or responding or complying with any Tax or Duty Audit;

(b)	any actual or threatened legal or administrative proceedings or inquiry by any Governmental Agency;

(c)	the preparation or audit of any financial information or accounts which the Vendors are required to prepare pursuant to any applicable law; and

(d)	any insurance claims made by any member of AMCI Vendor Group or the FRC Group in relation to the Company Group in respect of events occurring before Completion.
12.	Confidentiality

12.1	Confidentiality

Subject to clause 12.3, each party must keep the terms of this Agreement confidential. 12.2 Purchaser’s investigation

Subject to clause 12.3, any confidential information obtained by the Purchaser in connection with the Note Holder, Company Group and the Shares must be kept confidential:
(a)	until the Completion Date; and

(b)	after the Completion Date, if Completion does not occur.
12.3	Exceptions

A party may make any disclosures in relation to this Agreement as it thinks necessary to:
(a)	its professional advisers, insurers, bankers, financial advisers and financiers, if those persons undertake to keep information disclosed confidential;

(b)	comply with any applicable law or requirement of any Governmental Agency;

(c)	any of its employees or employees of any member of the AMCI Vendor Group, the FRC Vendor Group and the Purchaser Group to whom it is necessary to disclose the information if that employee undertakes to keep the information confidential; and

(d)	any member of the AMCI Vendor Group and the FRC Vendor Group.
12.4	Public announcements

Except as required by law or the rules of any stock exchange, all press releases and other public announcements relating in any way to this Agreement must be in terms agreed by the parties.

AMCI Share Sale Agreement
12.5	Confidentiality Agreement unaffected

If the Purchaser has entered into any separate agreement to keep confidential the confidential information of the Vendors, the Note Holder or the Company Group and the Shares (including the Confidentiality Agreement), nothing in this clause will limit or otherwise affect the terms of that agreement.

13.	Prohibition on Use of Company Names

13.1	Purchaser obligations

The Purchaser acknowledges and agrees that it and, from Completion, the Company Group, has no right in or to, or to use, any Company Name. The Purchaser must:
(a)	from Completion, not use any trading names, business names, company names, logos, marks or domain names containing or consisting of any Company Name in any document; and

(b)	as soon as practicable, otherwise ensure that none of the trading names, business names, company names, logos, marks or domain names used by or in connection with the Company Group consist of or contain any Company Name.
13.2	Vendor obligations

After Completion the Purchaser must provide the AMCI Vendor with access to any of the premises or sites used by the Company Group which display or contain any Company Name, in order to remove or obliterate that signage as appropriate.
14.	Remedies and Termination

14.1	Remedies of the AMCI Vendor
(a)	If the Purchaser fails to comply with any term of this Agreement or breaches a Purchaser Warranty, without limiting the remedies available to the AMCI Vendor at law or in equity, the AMCI Vendor may sue the Purchaser for breach.

(b)	Without limiting clause 14.1(a), if the Purchaser has failed to comply with any material term of this Agreement on or before Completion and has not remedied that failure or non-compliance by the Completion Date and after receipt of a notice from the AMCI Vendor setting out full details of the fact, circumstance or matter giving rise to such failure or non-compliance, the AMCI Vendor may terminate this Agreement by further notice to the Purchaser.
14.2	Remedies of the Purchaser
(a)	If the AMCI Vendor fails to comply with any term of this Agreement, without limiting the remedies available to the Purchaser at law or in equity, the Purchaser may sue the AMCI Vendor for breach.

(b)	Without limiting clause 14.2(a), if the AMCI Vendor has failed to comply with any material term of this Agreement on or before Completion and has not remedied that failure

AMCI Share Sale Agreement
or non-compliance by the Completion Date and after receipt of a notice from the Purchaser setting out full details of the fact, circumstance or matter giving rise to such failure or non-compliance, the Purchaser may terminate this Agreement by further notice to the AMCI Vendor.
14.3	AMCI Vendor Indemnities
(a)	The AMCI Vendor indemnifies each member of the Purchaser Group against any Liabilities suffered or incurred by a member of the Purchaser Group in relation to:
(i)	the Excluded Assets, the Excluded Liabilities and the Excluded Subsidiaries, including any Tax payable by any Group Member in relation to;
(A)	the transfer of the Excluded Assets and the Excluded Subsidiaries out of the Company Group; and

(B)	the assumption of Excluded Liabilities by a person other than a Group Member, to the extent that such Tax has not been paid before Completion;

(ii)	any assets, Liabilities (including any Taxes or Duties payable by any Group Member), acts, omissions and transactions prior to Completion of entities that are or were members of the AMCI Vendor Group and that are not Group Members from Completion;

(iii)	any Taxes or Duties payable by a Group Member in respect of acts, omissions or transactions of any Group Member prior to the date that the Consolidated Group of which the AMCI Vendor was the head company, was taken to be consolidated; and

(iv)	any bonus or other similar remuneration entitlements payable to Employees because of the transactions contemplated by this Agreement, including Completion, provided however that the maximum amount that may be recovered from the AMCI Vendor under this clause 14.3(a) in respect of a Liability is an amount equal to the AMCI Vendor’s Proportion of the total amount of the Liability suffered or incurred by the Purchaser.

(b)	The members of the Purchaser Group are entitled to the benefit of clause 14.3(a). To the extent that members of the Purchaser Group are unable to enforce the benefit of clause 14.3(a) directly against the AMCI Vendor, the Purchaser holds the benefit of clause 14.3(a) on trust for those entities.
15.	Taxation

15.1	Tax indemnity by Purchaser

The Purchaser indemnifies the AMCI Vendor for the amount of any Tax payable by any member of the AMCI Vendor Group to the extent that such Tax relates to:
(a)	any income, profit or gain derived by or attributable to a Group Member; or

AMCI Share Sale Agreement
(b)	any act, matter, transaction or thing occurring in relation to a Group Member (including the making of a Taxable Supply by a Group Member), in the period after Completion. The AMCI Vendor must pay to the Purchaser an amount equal to any credit, refund, rebate, decreasing adjustment or reimbursement received by or allowed for any member of the AMCI Vendor Group (other than Group Members) in respect of any Tax payment for which the Purchaser has indemnified the AMCI Vendor under this clause.

15.2	Control of Returns
(a)	The AMCI Vendor will, at its own cost and expense, have the conduct and control of:
(i)	the preparation and filing of all Returns of the AMCI Vendor, both in its own right and as the head company of an AMCI Vendor’s Consolidated Group, and Group Members for Tax Periods ending before the Completion Date (Pre-Completion Returns); and

(ii)	the preparation and filing of all Returns of the AMCI Vendor, both in its own right and as the head company of an AMCI Vendor’s Consolidated Group, and Group Members for Tax Periods commencing before but ending after the Completion Date (Straddle Returns), to the extent such Straddle Returns relate to any income, profit or gain derived, or any act, matter, transaction or thing occurring, on or before the Completion Date, and must:
(iii)	provide copies of all Pre-Completion Returns filed after Completion (unless such copies are included in the Disclosure Material) and Straddle Returns to the Purchaser for review:
(A)	at least ten Business Days prior to filing; or

(B)	if that is not practicable, as soon as practicable prior to filing; and

(C)	consider in good faith any amendments to those Pre-Completion Returns and Straddle Returns which are proposed by the Purchaser prior to the filing of such Returns.
(b)	The parties agree that the Pre-Completion Returns and Straddle Returns for Income Tax will be prepared on the basis that the assessable income and allowable deductions of the Company Group:
(i)	up to the Effective Time, will be included in the Returns of the AMCI Vendor; and

(ii)	on and after the Effective Time, will be included in the Returns of the Company or the head company of the Consolidated Group for members of the Purchaser Group that includes the Group Members.
(c)	The Purchaser must procure that each member of the Purchaser Group furnishes all information, executes all documents, gives or makes all notices, consents, claims, elections, selections and declarations, makes available (and permits the AMCI Vendor to take copies of) all books and records of the Purchaser Group, gives access to all relevant employees and officers of the Purchaser Group, and otherwise provides all such assistance as the AMCI Vendor may reasonably require in relation to the preparation and filing of

AMCI Share Sale Agreement
Pre-Completion Returns, Straddle Returns and other Returns of the AMCI Vendor’s Consolidated Groups. If the AMCI Vendor so requires, this assistance must include the actual preparation and filing of Pre-Completion Returns and Straddle Returns for the AMCI Vendor or a Group Member, but only where the last Return for the AMCI Vendor or that Group Member (as the case may be) that was filed before Completion, was prepared and filed by persons employed or engaged by a Group Member.

(d)	The Purchaser must procure that each member of the Purchaser Group does not, without the prior consent of the AMCI Vendor (such consent not to be unreasonably withheld or delayed):
(i)	file any Pre-Completion Return or Straddle Return with any Taxation Authority;

(ii)	amend, or request or permit the amendment of, or make or lodge any objection or appeal in relation to, any Pre-Completion Return or Straddle Return;

(iii)	apply to any Taxation Authority for any binding or non-binding opinion, ruling or other determination in relation to any act, matter, transaction or thing covered by a Pre-Completion Return or Straddle Return or in relation to any income, profit or gain derived, or any act, matter, transaction or thing occurring, before Completion; or

(iv)	furnish to any Taxation Authority any information (in writing or otherwise) in relation to any Pre-Completion Return or Straddle Return or in relation to any income, profit or gain derived, or any act, matter, transaction or thing occurring, before Completion.
(e)	The AMCI Vendor must indemnify each member of the Purchaser Group against that member’s reasonable out-of-pocket expenses incurred in providing assistance to the AMCI Vendor under clause 15.2(c).

(f)	The Purchaser must procure that the public officer of each member of the Purchaser Group signs all Pre-Completion Returns and Straddle Returns if necessary. For the avoidance of doubt, the public officer of a member of the Purchaser Group is not required to sign any Return of the AMCI Vendor’s Consolidated Group of which the AMCI Vendor is the head company.
15.3	Notice of Assessment or Audit

If any Taxation Authority issues an Assessment to or undertakes an Audit of the AMCI Vendor or any member of the Purchaser Group which relates to any Pre-Completion Return or Straddle Return or to any income, profit or gain derived, or any act, matter, transaction or thing occurring, before Completion in relation to the AMCI Vendor or a Group Member, or any other matter or thing in respect of which the AMCI Vendor is or may become liable to make any payment pursuant to clause 14.3 (Indemnity Matters), then:
(a)	in the case of an Assessment issued to or an Audit of a member of the Purchaser Group, the Purchaser must:
(i)	promptly (and in any event within 30 days) give the AMCI Vendor notice of the Assessment or Audit (together with copies of all documents received from the

AMCI Share Sale Agreement
Taxation Authority and full written details of the Assessment or Audit to the extent it relates to the Indemnity Matters); and

(ii)	provide the AMCI Vendor with any further or additional information relating to the Assessment or Audit (to the extent it relates to the Indemnity Matters) promptly as the Purchaser becomes aware of it; and
(b)	in the case of an Assessment issued to or an Audit of the AMCI Vendor, promptly provide the AMCI Vendor with any information relating to the Assessment or Audit of which the Purchaser becomes aware that is in addition to the information to which clause 11.2 refers.
15.4	Dispute of Assessment

Where:
(a)	notice is given in accordance with clause 15.3;

(b)	the AMCI Vendor proposes to dispute an Assessment on behalf of any member of the Purchaser Group; and

(c)	payment of the Assessment is required in order to dispute the Assessment, the AMCI Vendor must pay to the relevant Taxation Authority the amount of the Assessment that relates to the period before Completion.

15.5	Purchaser take action as AMCI Vendor requests
(a)	Provided that the AMCI Vendor has complied with clause 15.4 (to the extent that it is relevant), the Purchaser must:
(i)	permit the AMCI Vendor to control all actions taken by any member of the Purchaser Group in respect of any Assessment or Audit so far as those proceedings relate to the Indemnity Matters;

(ii)	procure that each member of the Purchaser Group furnishes all information, executes all documents, gives or makes all notices, consents, claims, elections, selections and declarations, makes available (and permits the AMCI Vendor to take copies of) all books and records of the Purchaser Group, gives access to all relevant employees and officers of the Purchaser Group, and otherwise provides all such assistance as the AMCI Vendor may reasonably require in relation to action taken in respect of the Assessment or Audit to the extent it relates to the Indemnity Matters; and

(iii)	procure that the AMCI Vendor is authorised to take such action on behalf of and in the name of any member of the Purchaser Group as the AMCI Vendor may reasonably require in respect of the Assessment or Audit to the extent it relates to the Indemnity Matters, including responding to any Taxation Authority, attending and conducting interviews, meetings, discussions and negotiations with any Taxation Authority, negotiating and concluding compromises, agreements and settlements with any Taxation Authority, lodging requests for rulings, opinions or determinations with any Taxation Authority and lodging or instituting objections, applications, appeals and other litigation with any Taxation Authority, tribunal or court.

AMCI Share Sale Agreement
(b)	The AMCI Vendor must indemnify each member of the Purchaser Group against all direct costs and expenses incurred by that member in complying with this clause 15.5, including any costs awarded in favour of any Taxation Authority as a result of the taking of that action.
15.6	AMCI Vendor to be reimbursed payment
(a)	The Purchaser must pay to the AMCI Vendor an amount equal to any credit, refund, rebate, decreasing adjustment or reimbursement received by or allowed for any member of the Purchaser Group from a Taxation Authority in respect of:
(i)	any Tax paid by any member of the AMCI Vendor Group for any Tax Period ending on or before the Effective Time;

(ii)	where a Tax Period commences before the Effective Time and ends after the Effective Time, any Tax paid by any member of the AMCI Vendor Group for the period from the first day of that Tax Period until the Effective Time;

(iii)	any Taxable Supply or acquisition made by any member of the AMCI Vendor Group before the Effective Time (including by the then representative member of any GST Group of which any member of the AMCI Vendor Group was a member at that time); or

(iv)	any payment made by the AMCI Vendor under clause 15.4, provided that the Purchaser is not obliged to pay to the AMCI Vendor any amount exceeding the amount paid by the AMCI Vendor under clause 15.4.
(b)	For the purposes of this clause 15.6, the Purchaser must procure that each member of the Purchaser Group furnishes all relevant information, makes available (and permits the AMCI Vendor to take copies of) all relevant books and records of the Purchaser Group, and gives access to all relevant employees and officers of the Purchaser Group, as the AMCI Vendor reasonably requires to enable the AMCI Vendor to determine such amounts (if any) as are payable to it under this clause 15.6.
15.7	Use of deductions etc

The Purchaser must procure that each member of the Purchaser Group uses to the full extent possible any deduction, rebate, credit, allowance, rollover, refund or other relief of any kind in respect of Tax which is reasonably available to reduce, limit, defer or otherwise mitigate a Liability to Tax which otherwise would or may give rise to a Liability of the AMCI Vendor under clause 14.3. In this clause in relation to Income Tax, relief includes relief available from use of current or prior year losses, or loss transfers from Related Bodies Corporate.

15.8	Other obligations

Nothing in this clause 15 will be taken to limit the Purchaser’s obligations under other provisions of this Agreement.

AMCI Share Sale Agreement
16.	GST

16.1	GST to be added to amounts payable

If GST is payable on a Taxable Supply made under, by reference to or in connection with this Agreement, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly stated to be GST inclusive.

16.2	Liability net of GST

Any reference to the calculation of Consideration or of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement of that party in relation to the relevant cost, expense or other liability. A party will be assumed to have an entitlement to a full Input Tax Credit unless it demonstrates otherwise prior to the date on which the Consideration must be provided.

16.3	Timing of the payment of the GST Amount

The GST Amount is payable on the earlier of:
(a)	the first date on which all or any part of the Consideration for the Taxable Supply is provided; and

(b)	the date five Business Days after the date on which an Invoice is issued in relation to the Taxable Supply.
16.4	Revenue exclusive of GST

Any reference in this Agreement to price, value, sales, revenue or a similar amount (Revenue), is a reference to that Revenue exclusive of GST.

16.5	Cost exclusive of GST

Any reference in this Agreement (other than in the calculation of Consideration) to cost, expense or other similar amount (Cost), is a reference to that Cost exclusive of GST.

16.6	GST obligations to survive termination

This clause will continue to apply after expiration or termination of this Agreement.

17.	Costs and Stamp Duty

17.1	Costs

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

17.2	Duty
(a)	The Purchaser must pay all Duty that may be payable on or in connection with this Agreement, any other Transaction Documents, any transaction evidenced by this

AMCI Share Sale Agreement
     Agreement and any instrument or transaction entered into under any of them other than any Duty in relation to or in respect of:
(i)	the transfer of the Excluded Assets and the Excluded Subsidiaries out of the Company Group;

(ii)	the novation of any Contract that is an Excluded Asset to a person other than a Group Member; and

(iii)	the assumption of Excluded Liabilities by a person other than a Group Member.
The Purchaser must indemnify each member of the AMCI Vendor Group other than a Group Member on demand against any Liability for that Duty.

(b)	The members of the AMCI Vendor Group other than Group Members are entitled to the benefit of clause 17.2(a). To the extent that members of the AMCI Vendor Group are unable to enforce the benefit of clause 17.2(a) directly against the Purchaser, the AMCI Vendor holds the benefit of clause 17.2(a) on trust for those entities.

(c)	The AMCI Vendor must pay or procure to be paid by a person other than a Group Member, all Duty in relation to or in respect of:
(i)	the transfer of the Excluded Assets and the Excluded Subsidiaries out of the Company Group;

(ii)	the novation of any Contract that is an Excluded Asset to a person other than a Group Member; and

(iii)	the assumption of Excluded Liabilities by a person other than a Group Member.
The AMCI Vendor must indemnify the Purchaser and the Group Members on demand against any Liability for that Duty provided however that the maximum amount that may be recovered from the AMCI Vendor under this clause 17.2(c) in respect of a Liability is an amount equal to the AMCI Vendor’s Proportion of the total amount of the Liability suffered or incurred by the Purchaser.

(d)	The Group Members are entitled to the benefit of clause 17.2(c). To the extent that Group Members are unable to enforce the benefit of clause 17.2(c) directly against the AMCI Vendor, the Purchaser holds the benefit of clause 17.2(c) on trust for those entities.
18.	Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any such transaction. Each indemnity in this Agreement survives the expiry or termination of this Agreement.

19.	Assignment

Neither party can assign, charge, encumber or otherwise deal with any rights and obligations under this Agreement, or attempt or purport to do so, without the prior written consent of any other party.

AMCI Share Sale Agreement
20.	Further Assurances

Each party must do anything (including executing agreements and documents) necessary to give full effect to this Agreement and the transactions contemplated by it. Without limiting the foregoing, the Purchaser agrees to do all such things and execute all such deeds, instruments, transfers or other documents as may be necessary to enable the AMCI Vendor and its Related Bodies Corporate to be released from any obligations owed to any person in connection with the Company Group.

21.	Entire Agreement

This Agreement, the FRC Sale Agreement and the NH2 Sale Agreement together contain the entire agreement between the parties with respect to their subject matter. They set out the only conduct relied on by the parties and supersede all earlier conduct and prior agreements and understandings between the parties in connection with their subject matter.

22.	Waiver

No failure to exercise nor any delay in exercising any right, power or remedy under this Agreement operates as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

23.	Notices

Any notice, demand, consent or other communication (a Notice) given or made under this Agreement:
(a)	must be in writing and signed by the sender or a person duly authorised by the sender;

(b)	must be addressed and delivered to the intended recipient at the address or fax number below or the address or fax number last notified by the intended recipient to the sender after the date of this Agreement:

(i) to the AMCI Vendor:	475 Steamboat Road Greenwich Connecticut 06830 USA Attention: Hans Mende Fax No: 1 203 625 9231

(ii) to the Purchaser:	Level 29, AMP Place 10 Eagle Street Brisbane Qld 4000 Australia

Attention: Marcelo Matos

Fax No: 61 7 3227 9616

(iii) to the Guarantor:	Av. Graça Aranha 26 20030-900, Rio de Janeiro Brazil Attention: Jose Lancaster Oliveira Fax No: 55 21 3814 9921

AMCI Share Sale Agreement
(c)	will be taken to be duly given or made when delivered, received or left at the above fax number or address. If delivery occurs on a day which is not a business day in the place to which the Notice is sent or is later than 4pm at that place, it will be taken to have been duly given or made at the commencement of business on the next business day in that place.
24.	Governing Law and Jurisdiction

This Agreement is governed by the laws of the State of Queensland. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

25.	Guarantee

25.1	Guarantee

In consideration of the AMCI Vendor entering into this Agreement at the request of the Guarantor, the Guarantor:
(a)	unconditionally and irrevocably guarantees to the AMCI Vendor on demand the due and punctual performance by the Purchaser of all its obligations under this Agreement; and

(b)	separately indemnifies the AMCI Vendor against any Liabilities which may be incurred or sustained by the AMCI Vendor in connection with any default or delay by the Purchaser in the due and punctual performance of any of its obligations under this Agreement.
25.2	Liability unaffected by other events

The Liability of the Guarantor under this clause is not affected by any act, omission or thing which, but for this provision, might in any way operate to release or otherwise exonerate or discharge the Guarantor from any of its obligations including (without limitation) the grant to the Purchaser or any other person of any time, waiver or other indulgence, or the discharge or release of the Purchaser or any other person from any obligation.
25.3	Continuing guarantee and indemnity

This clause:
(a)	extends to cover this Agreement as amended, varied or replaced, whether with or without the consent of the Guarantor; and

(b)	is a continuing guarantee and indemnity and, despite Completion, remains in full force and effect for so long as the Purchaser has any Liability or obligation to the AMCI Vendor under this Agreement and until all of those Liabilities or obligations have been fully discharged.

AMCI Share Sale Agreement
26.	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts will be taken to constitute one instrument.

27.	Personal Liability

The parties agree that:
(a)	no natural person will bear any Liability to any party in respect of this Agreement or the transactions contemplated by this Agreement, other than for an act of fraud by that person; and

(b)	no existing or former director or Officer of any Group Member, any Vendors, the Note Holder or any members of the AMCI Vendor Group or the FRC Vendor Group and no existing or former Representative of any Group Member, any Vendors, the Note Holder or any members of the AMCI Vendor Group or the FRC Vendor Group advising in that capacity in relation to the transactions contemplated by this Agreement, will be liable to the Purchaser, the Purchaser Group or any Group Member in respect of any act, matter or thing which occurred before, at or after Completion, other than an act of fraud by that person;

(c)	the persons referred to in paragraphs (a) and (b) are entitled to the benefit of this clause 27.

AMCI Share Sale Agreement
Schedule 1
Subsidiaries
(a)	AMCI Australia Pty Ltd (ACN 062 536 270)

(b)	Queensland Coal Holdings Pty Ltd (ACN 081 724 129)

(c)	Queensland Coal Resources Pty Ltd (ACN 075 176 395)

(d)	AMCI North Pty Ltd (ACN 081 724 101)

(e)	AMCI (IP) Pty Ltd (ACN 114 276 694)

(f)	Isaac Plains Coal Sales Pty Ltd (ACN 114 276 701)

(g)	Isaac Plains Coal Management Pty Ltd (ACN 114 277 315)

(h)	Bowen Central Coal Pty Ltd (ACN 107 198 676)

(i)	Bowen Central Coal Sales Pty Ltd (ACN 107 201 230)

(j)	Bowen Central Coal Management Pty Ltd (ACN 107 199 619)

(k)	AMCI (EF) Pty Ltd (ACN 108 555 111) (formerly AMCI (OE) Pty Ltd)

(l)	AMCI Ellensfield Pty Ltd (ACN 123 542 487)

(m)	AMCI Ellensfield Coal Management Pty Ltd (ACN 123 542 754)

(n)	AMCI (CQ) Pty Ltd (ACN 103 902 389)

(o)	Nebo Central Coal Pty Ltd (ACN 079 942 377)

(p)	Broadlea Coal Management Pty Ltd (ACN 104 885 994)

(q)	Carborough Downs Coal Sales Pty Ltd (ACN 108 803 470)

(r)	Carborough Downs Coal Management Pty Ltd (ACN 108 803 461)

(s)	Swanbank Queensland Pty Ltd (ACN 108 563 373)

(t)	Swanbank Resources Pty Ltd (ACN 108 568 725)

(u)	NSW Coal Resources Pty Ltd (ACN 077 459 735)

(v)	Namoi Coal Pty Ltd (ACN 065 759 882)

(w)	Namoi Highwall Pty Ltd (ACN 074 013 719)

(x)	Namoi Hunter Pty Ltd (ACN 080 537 006)

(y)	NH2 Pty Ltd (ACN 097 547 969)

(z)	AMCI (GC) Pty Ltd (ACN 097 238 349)

(aa)	Maitland Main Collieries Pty Ltd (ACN 000 021 652)

(bb)	Integra Coal Operations Pty Ltd (ACN 118 030 998)

(cc)	Camberwell Coal Pty Limited (ACN 003 825 018)

(dd)	Glennies Creek Coal Management Pty Ltd (ACN 097 768 093)

(ee)	Integra Coal Sales Pty Limited (ACN 080 537 033)

AMCI Share Sale Agreement
Schedule 2
Excluded Subsidiaries
(a)	AMCI (BP) Pty Ltd (ACN 112 861 971)

(b)	Belcoal Pty Ltd (ACN 112 863 180)

(c)	Belvedere Coal Management Pty Ltd (ACN 112 868 461)

(d)	Outbye Engineering and Mining Services Pty Ltd (ACN 106 909 442)

(e)	WA Resources Pty Ltd (ACN 112 154 131)

(f)	WestIron Pty Ltd (ACN 112 157 427)

(g)	API Management Pty Ltd (ACN 112 677 595)

(h)	QCR No 2 Pty Ltd (ACN 082 097 461)

(i)	CPB Coal Pty Ltd (ACN 081 727 004)

(j)	AMCI (IO) Pty Ltd (ACN 123 253 485)

(k)	AMCI (BC) Pty Ltd (ACN 124 113 873)

(l)	AMCI (Moorvale) Pty Ltd (ACN 100 018 826)

(m)	AMCI (MV) Pty Ltd (ACN 099 438 865)

AMCI Share Sale Agreement
Schedule 3
Mining Tenements
In this schedule:
(a)	EPC means exploration permit for coal;

(b)	EPM means exploration permit for minerals;

(a)	MDL means mineral development licence; and

(b)	ML means mining lease.
Queensland Mining Tenements

Group Member Holder(s) and Interest
Project Name	Tenure Reference	Held

Broadlea Joint Venture Tenements

Kemmis Creek	EPC 625	Nebo Central Coal Pty Ltd (100%)

Broadlea Central	EPC 667	Nebo Central Coal Pty Ltd (100%)

Broadlea East	EPC 675	Nebo Central Coal Pty Ltd (100%)

Broadmeadow	EPC 719	Nebo Central Coal Pty Ltd (100%)

Red Hill East	EPC 722	Nebo Central Coal Pty Ltd (100%)

Broadlea Extended	EPC 1052 (Application)	AMCI (CQ) Pty Ltd (50%)
Nebo Central Coal Pty Ltd (50%)

Broadlea	MDL 359	AMCI (CQ) Pty Ltd (60%)
Nebo Central Coal Pty Ltd (40%)

Broadlea N4	ML 70338	AMCI (CQ) Pty Ltd (60%)
Nebo Central Coal Pty Ltd (40%)

Broadlea North	ML 70345	AMCI (CQ) Pty Ltd (60%)
Nebo Central Coal Pty Ltd (40%)

Bowen Central Coal Joint Venture Tenements

Exevale	EPC 752	Bowen Central Coal Pty Ltd (50%)

Kingower	EPC 753	Bowen Central Coal Pty Ltd (50%)

Arcturus	EPC 778	Bowen Central Coal Pty Ltd (50%)

Peak Downs East	EPC 795	Bowen Central Coal Pty Ltd (50%

Horse Creek	EPC 796	Bowen Central Coal Pty Ltd (50%)

Dogwood Creek	EPC 813	Bowen Central Coal Pty Ltd (50%)

Isaac River	EPC 830	Bowen Central Coal Pty Ltd (50%)

AMCI Share Sale Agreement

Group Member Holder(s) and Interest
Project Name	Tenure Reference	Held
Mt Gotthard	EPC 883	Bowen Central Coal Pty Ltd (50%)

Mt Gotthard South	EPC 954	Bowen Central Coal Pty Ltd (50%)

Peak Downs East Extended	EPC 1077	Bowen Central Coal Pty Ltd (50%)

Carborough Downs Joint Venture Tenements

Carborough Downs	MDL 354	AMCI (CQ) Pty Ltd (75%)
Nebo Central Coal Pty Ltd (25%)

Carborough Downs	ML 70339	AMCI (CQ) Pty Ltd (75%)
Nebo Central Coal Pty Ltd (25%)

Annandale	ML 70340	AMCI (CQ) Pty Ltd (75%)
Nebo Central Coal Pty Ltd (25%)

Carborough Downs South		MLA lodged on 23 February 2007

Annandale East		MLA lodged on 23 February 2007

Isaac Plains Joint Venture Tenements

Isaac Plains	EPC 755	AMCI (IP) Pty Ltd (50%)

Isaac Plains	ML 70342	AMCI (IP) Pty Ltd (50%)

Isaac Plains South	ML 70361 (Application)	AMCI (IP) Pty Ltd (50%)

Queensland Coal Resources Tenements

Oben Park	EPC 782	Queensland Coal Resources Pty Ltd (100%)

South of Oben Park	EPC 1081	Queensland Coal Resources Pty Ltd (100%)

Nebo South	EPC 858	Queensland Coal Resources Pty Ltd (100%)

Mt Coxendean	EPC 952	Queensland Coal Resources Pty Ltd (100%)

Swanbank Resources Tenements

Calen	EPC 905	Swanbank Resources Pty Ltd (100%)

Waterpark Creek	EPC 906	Swanbank Resources Pty Ltd (100%)

Pentland South	EPC 907	Swanbank Resources Pty Ltd (100%)

Mirtna	EPC 926	Swanbank Resources Pty Ltd (100%)

Burton North	EPC 951	Swanbank Resources Pty Ltd (100%)

Bullock Creek	EPC 1036	Swanbank Resources Pty Ltd (100%)

Strathmuir	EPM 15847	Swanbank Resources Pty Ltd (100%)

Lake Galilee	EPCa 1078	Swanbank Resources Pty Ltd (100%)

Adjoins Lake Galilee	EPCa 1104	Swanbank Resources Pty Ltd (100%)

AMCI Share Sale Agreement
New South Wales Mining Tenements

Tenure Reference	Group Member Holder(s) and Interest Held
Integra Underground (Glennies Creek) Tenements
Coal Lease 382	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

Mining Lease 1437	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

Mining Lease 1518	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%

Mining Lease 1525	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

Mining Lease 1551	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

Exploration Licence 5824	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

AMCI Share Sale Agreement
Schedule 4
Excluded Assets
(a)	The Coal Sales Contracts.

(b)	The Marketing Agency Contracts.

(c)	The MDA Investments Contract.

AMCI Share Sale Agreement
Schedule 5
Disclosure Material
1.	The Data Room Documentation.

2.	The Completion Disclosure Material to the extent that it meets the criteria set out in paragraph (i), (ii) and (iii) of clause 6.3(b).

3.	All information publicly available (by searches at public registers or otherwise) as at the date of the FRC Sale Agreement and as at the FRC Completion Date.

4.	All other information and data provided or communicated in writing to any of the Combined Purchasers, their Related Bodies Corporate, or any of their respective Representatives in the course of any investigation any of them undertake of the Shares and the affairs of the Company Group in relation to the transactions contemplated by this Agreement or as part of considering whether to enter into those transactions, by the Company, any of the Vendors, their Related Bodies Corporate, Representatives, or any other person, before the date of the FRC Sale Agreement, including:
(a)	provided as part of or during management presentations conducted by any Vendors or their Representatives; and

(b)	provided as part of or during site visits by the Combined Purchasers or their Representatives.
5.	All information which any of the Combined Purchasers, their Related Bodies Corporate, or any of their respective Representatives would be aware of by making or undertaking all reasonable enquiries, appraisals and investigations based on the information specified in each of the above paragraphs.

AMCI Share Sale Agreement
Schedule 6
Purchaser Warranties and Guarantor Warranties
Purchaser
1.	The Purchaser is duly incorporated and validly exists under the law of its place of incorporation.

2.	The Purchaser is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.

3.	The Purchaser is not in liquidation or official management and no proceedings have been brought or threatened for the purpose of winding up the Purchaser or placing it under official management.

4.	To the best of the knowledge, information and belief of the Purchaser, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the Purchaser or place the Purchaser under official management.
Guarantor
5.	The Guarantor is duly incorporated and validly exists under the law of its place of incorporation.
6.	The Guarantor is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.
7.	The Guarantor is not in liquidation or official management and no proceedings have been brought or threatened for the purpose of winding up the Guarantor or placing it under official management.
8.	To the best of the knowledge, information and belief of the Guarantor, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the Guarantor or place the Guarantor under official management.
Due authorisation
9.	The execution and delivery of this Agreement has been properly authorised by all necessary corporate action of each of the Purchaser and the Guarantor, respectively.
10.	Each of the Purchaser and the Guarantor respectively, has full corporate power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement and each transaction contemplated by this Agreement to be performed by it.
11.	This Agreement constitutes a legal, valid and binding obligation of each of the Purchaser and the Guarantor respectively, enforceable in accordance with its terms by appropriate legal remedy.
12.	The execution, delivery and performance by each of the Purchaser and the Guarantor respectively, of this Agreement and each transaction contemplated by this Agreement does not or will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

AMCI Share Sale Agreement
(a)	any provision of the constitution of the Purchaser and the Guarantor respectively;

(b)	any material term or provision of any security arrangement, undertaking, agreement or deed; or

(c)	any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound.
13.	The Purchaser at Completion will have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement.

AMCI Share Sale Agreement
Schedule 7
AMCI Vendor Warranties
PART A
Information
1.	The Disclosure Material (other than information publicly available by searches at public registers and the Excluded Data Room Documentation) was provided by the AMCI Vendor in good faith and with reasonable care for the purposes of informing the Purchaser about the AMCI Shares, the Company, the Subsidiaries and the assets and operations of the Company Group and in preparing the Disclosure Material (other than information publicly available by searches at public registers and the Excluded Data Room Documentation) the AMCI Vendor has not deliberately or recklessly:
(a)	omitted anything that the AMCI Vendor, acting reasonably, considers is material; or

(b)	included anything that the AMCI Vendor, acting reasonably, considers is materially misleading.
2.	The documentation and information contained in the CD titled ‘Camberwell Coal Project (Pre-Integra Implementation) Data Room Information Dated 5 January 2007’ is a complete and accurate copy of the CCJV Data Room.
Incorporation and Existence
3.	The AMCI Vendor is duly incorporated and validly exists under the law of its place of incorporation.[Title Warranty]
4.	The AMCI Vendor has full corporate power and authority to own the AMCI Shares.[Title Warranty]
5.	The AMCI Vendor is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.
6.	The AMCI Vendor is not in liquidation and no proceedings have been brought or threatened for the purpose of winding up the AMCI Vendor.
7.	To the best of the AMCI Vendor’s knowledge and belief, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the AMCI Vendor.
8.	No administrator has been appointed to the AMCI Vendor nor has any deed of company arrangement been executed or proposed in respect of the AMCI Vendor.
9.	The AMCI Vendor has not entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

AMCI Share Sale Agreement
10.	The AMCI Vendor is not (or is not taken to be under applicable legislation) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.
Authority
11.	The execution and delivery of this Agreement has been properly authorised by all necessary corporate action of the AMCI Vendor.[Title Warranty]
12.	The AMCI Vendor has full corporate power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement and each transaction contemplated by this Agreement to be performed by the AMCI Vendor.[Title Warranty]
13.	This Agreement constitutes a legal, valid and binding obligation of the AMCI Vendor enforceable in accordance with its terms by appropriate legal remedy.[Title Warranty]
14.	The execution, delivery and performance by the AMCI Vendor of this Agreement and each transaction contemplated by this Agreement does not or will not (with or without the lapse of time, the giving of notice or both) materially contravene, conflict with or result in a breach of or default under:
(a)	any provision of the constitution of the AMCI Vendor;

(b)	any material term or provision of any security arrangement, undertaking, agreement or deed; or

(c)	any material term or provision of a writ, order or injunction, judgement, or Law to which it is a party or is subject or by which it is bound.[Title Warranty]
The AMCI Shares
15.	The AMCI Shares have been validly allotted and are fully paid and no moneys are owing in respect of them.[Title Warranty]
16.	As at Completion, there will be no shareholder agreement, voting trust, proxy or other agreement or understanding relating to the voting of the AMCI Shares.[Title Warranty]
17.	As at Completion, there will be no agreements, arrangements or understandings in place in respect of the AMCI Shares under which any Group Member is obliged at any time to issue any shares or other securities in the Group Member.[Title Warranty]
18.	As at Completion, there will be no restriction on the sale or transfer of the AMCI Shares to the Purchaser except for the requirement to present the relevant share certificates and for the consent of the directors of the Company to, and the requirement to pay any applicable stamp duty on the transfer before, the registration of the transfers of the AMCI Shares.[Title Warranty]
19.	The AMCI Vendor is the legal and beneficial owner of the AMCI Shares which, as at Completion, will be free from all Security Interests and there is no agreement to give or create any Security Interest over the AMCI Shares.[Title Warranty]

AMCI Share Sale Agreement
20.	As at Completion, the AMCI Vendor has full power and authority to transfer to the Purchaser good legal and equitable title to the AMCI Shares free from all Security Interests.[Title Warranty]
PART B
The Company and the Subsidiaries
21.	Each Group Member is duly incorporated and validly exists under the law of its place of incorporation.
22.	Each Group Member has full corporate power and authority to own its assets and business and to carry on its business as now conducted.
23.	No Group Member is insolvent and no receiver has been appointed over any part of the assets of any Group Member and no such appointment has been threatened.
24.	No Group Member is in liquidation and no proceedings have been brought or threatened for the purpose of winding up any Group Member.
25.	To the best of the AMCI Vendor’s knowledge and belief, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up any Group Member.
26.	No administrator has been appointed to any Group Member nor has any deed of company arrangement been executed or proposed in respect of any Group Member.
27.	No Group Member has entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.
28.	No Group Member is (and is not taken to be under applicable legislation) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.
29. No Group Member is:
(a)	a member of any partnership or other unincorporated association (other than a recognised trade association); or

(b)	the responsible entity, manager, trustee, representative or custodian of any trust or managed investment scheme (within the meaning of the Corporations Act).
Subsidiaries
30.	As at FRC Completion, the Company will not control any entity other than the Subsidiaries. In this warranty, control of an entity means control of the entity within the meaning of section 50AA of the Corporations Act.
Constitution
31.	The affairs of each Group Member have been conducted in accordance with the relevant entity’s constitution.
32.	The constitution of each Group Member is in the form disclosed in the Data Room.

AMCI Share Sale Agreement
Financial Position and Conduct of Business
33.	The Accounts were prepared in accordance with the requirements of the Accounting Standards applied on a consistent basis and on the presumption that the Company continues as a going concern under ownership of the AMCI Vendor in the ordinary course.
34.	All material Liabilities (excluding contingent or prospective liabilities) of the Company Group as at the Balance Date of the type that are required by the Accounting Standards to be disclosed or taken into account, are disclosed in or taken into account in the Balance Sheet.
35.	The Accounts present, in all material respects, a true and fair view of the assets and material Liabilities (excluding prospective or contingent liabilities) and profits and losses of each Group Member as at the Balance Date.
36.	Since the Balance Date each Group Member has carried on its business in the ordinary and usual course and to the best of the AMCI Vendor’s knowledge and belief:
(a)	there has been no material adverse change in the business, assets, financial conditions, operating results, earnings, customers, financial performance or suppliers of any Group Member;

(b)	there has not been any material Liability (excluding contingent or prospective liabilities and the Excluded Liabilities) or obligation incurred otherwise than in the ordinary and usual course of business;

(c)	there has not been incurred or agreed to be incurred any operational expense which is of an unusual or non-recurring nature or abnormal amount having regard to the customary business practices applicable to the industries in which the Group Members operate and which would have a material adverse effect on the Company Group;

(d)	there has not been any sale, transfer or assignment of any material assets other than in the ordinary and usual course of business;

(e)	no Group Member has suffered any event, circumstance, fact or occurrence or taken or failed to take any action where such occurrence, action or failure would reasonably be expected to have a material adverse effect on the Company Group taken as a whole;

(f)	there has not been any agreement or commitment by any Group Member to do any of the above.
37.	Since the Balance Date there has, to the best of the AMCI Vendor’s knowledge and belief, been no change in the financial position of the Company Group from that set forth in the Balance Sheet other than changes disclosed in the Disclosure Materials none of which individually or in the aggregate has had a material adverse effect on the Company Group taken as a whole.

38.	Since the Balance Date:
(a)	except for disposals in the ordinary course of business and at not less than market value, the property of each Group Member has been and remains in the possession of or under the control of each Group Member;

(b)	no Group Member has borrowed any money other than as disclosed in the Disclosure Material, the Balance Sheet or in accordance with existing overdraft facilities from its bankers;

AMCI Share Sale Agreement
(c)	no Group Member has declared, paid or made, nor will it prior to FRC Completion declare, pay or make, any dividend or other distribution of profits or repayment of shareholders’ loans;

(d)	no Group Member has defaulted in paying any creditor on the date due for payment.
Contracts
39.	To the best of the AMCI Vendor’s knowledge and belief there has been no failure by any Group Member nor any counterparty to comply with a material obligation under a Material Contract.
40.	The Coal Sales Contracts do not require the sale of coal produced by any Group Member other than as agreed between the AMCI Vendor and the Purchaser and the contracts referred to in clause 7.1(i)(iv)(A).
Employees
41.	There is no industrial dispute affecting the Employees and to the best of the AMCI Vendor’s knowledge and belief, none will arise as a result of the transactions contemplated by this Agreement.
42.	The Data Room contains a copy of all collective bargaining agreements to which any Group Member is a party with any trade union or similar organisation and which apply to any of the Employees.
43.	Neither the AMCI Vendor nor any Group Member has received any written notice of any material breach by any Group Member of its legal or contractual obligations concerning the employment of any of the Employees.
44.	The Data Room contains:
(a)	all written service agreements with Key Employees; and

(b)	the material terms of each Key Employee’s employment and financial arrangements with the Company Group.
Superannuation
45.	There are no outstanding and unpaid contributions on the part of any Group Member to any superannuation funds or superannuation benefit arrangements to which the relevant Group Member contributes in respect of an Employee.
46.	No Group Member has, nor will it have, any liability to pay any amount by way of superannuation guarantee charge pursuant to the Superannuation Guarantee Charge Act 1992 (Cth) or any other amount by reason of the application of that Act, in respect of any Employee for the quarter (as defined in that Act) current at FRC Completion or for any earlier quarter.
47.	No Employee has any right to have any benefit under any superannuation fund, scheme or benefit arrangement increased, augmented or accelerated by reason of this Agreement or the transactions contemplated by it or by reason of any other agreement, arrangement or understanding.
48.	The contributions made by each Group Member in respect of its Employees satisfy the terms of all agreements, arrangements, understandings and awards between the Company Group and any union,

AMCI Share Sale Agreement
Mining Tenements
49.	No Group Member holds any mining leases, coal leases, exploration permits, exploration licences, mineral development licences or applications for any of them except for the Mining Tenements.
50.	The relevant Group Member holds (or will hold on grant of any applications) the Mining Tenements legally and beneficially free from all Security Interests.[Tenement Warranty]
51.	To the best of the AMCI Vendor’s knowledge and belief, the Mining Tenements are in good standing.[Tenement Warranty]
52.	To the best of the AMCI Vendor’s knowledge and belief, there has been no material breach of any Mining Tenements.[Tenement Warranty]
Environment
53.	No act or omission has occurred and, to the best of the AMCI Vendor’s knowledge and belief, there is no circumstance relating to the business of any Group Member which has given rise or, is likely to give rise to:
(a)	an action, claim, order or notice; or

(b)	a requirement of expenditure or a suspension, cessation or substantial alteration to the way in which the Group Member conducts its business, under an Environmental Law (including potential Liability for property damage or personal injury) which would have a material adverse effect on the financial position of the Company Group taken as a whole.

54.	Neither the AMCI Vendor nor any Group Member has received written notice of any action or claim in relation to any Group Member or the activities or omissions of any Group Member in respect of its business by any person alleging liability (including, without limitation, potential liability for property damage or personal injury) arising out of, based on, or resulting from Contamination, Pollution or Environmental Harm which would have a material adverse effect on the financial position of the Company Group taken as a whole.
Authorisations
55.	Each Group Member holds all of the material Authorisations currently required to conduct its businesses.
56.	To the best of the AMCI Vendor’s knowledge and belief there has been no material breach of any Authorisations.
57.	To the best of the AMCI Vendor’s knowledge and belief:
(a)	no Group Member has done or permitted to be done anything that would be likely to cause any of the Authorisations to be terminated, suspended or modified in a material way; and

(b)	no party to any of the Authorisations has given written notice to the AMCI Vendor or any Group Member of any matter that would be likely to cause any of the Authorisations to be terminated, suspended or modified in a material way.

AMCI Share Sale Agreement
Compliance with Laws
58.	Neither the AMCI Vendor nor any Group Member has received any written notice advising it that it has not, in any material respect, complied with any Law, including any Environmental Law nor is the AMCI Vendor aware of any circumstances which could reasonably give rise to such a notice.
59.	No Group Member is the subject of any order, waiver, declaration, exemption or notice granted or issued by ASIC or any predecessor of that body or any other person under the Corporations Act or any previous corresponding legislation which may have a material adverse effect on the financial position of the Company Group taken as a whole.
60.	All material returns, notices and other documents required to be lodged or given by each Group Member under the Corporations Act, any Environmental Law and other relevant acts and regulations have been duly and properly prepared and lodged or given.
61.	There are no outstanding notices from any public or statutory authority against any Group Member which may have a material adverse effect on the financial position of the Company Group taken as a whole.
62.	To the best of the AMCI Vendor’s knowledge and belief, Group Members have complied with all Laws in all material respects.
Litigation
63.	There is no material litigation, prosecution, mediation, arbitration or other proceeding in respect of any Group Member and other than debt recovery matters or workers’ compensation matters, no Group Member is involved in any material current civil, criminal or arbitration proceedings.
64.	To the best of the AMCI Vendor’s knowledge and belief, there are no claims, demands, investigations or disputes in respect of any Group Member which would have a material adverse effect on the financial position of the Company Group taken as a whole, nor are there any disputes, investigations, claims or demands in respect of any Group Member which are likely to give rise to litigation, prosecution, mediation, arbitration or other proceedings (other than customer complaints received in the ordinary and usual course of business) and which may have a material adverse effect on the financial position of the Company Group taken as a whole.
65.	To the best of the AMCI Vendor’s knowledge and belief, no person for whose acts or defaults any Group Member may be vicariously liable is involved in any current civil, criminal or arbitration proceedings and which may have a material adverse effect on the financial position of the Company Group taken as a whole.
66.	No Group Member is subject to any unsatisfied judgement or any order, award or decision handed down in any litigation, arbitration, other alternative dispute proceeding or administrative proceeding which may have a material adverse effect on the financial position of the Company Group taken as a whole.
Insurance
67.	The Disclosure Material contains complete and accurate particulars of all insurance policies taken out by or for the benefit of each Group Member.

AMCI Share Sale Agreement
68.	The insurance cover relating to the Company Group disclosed in the Disclosure Materials is current and in force and to the best of the AMCI Vendor’s knowledge and belief, no fact or circumstance exists that would render any such insurance void or unenforceable in any material respect.
69.	There is no fact or circumstance that is known or should reasonably have been known to the AMCI Vendor which would lead to any of the contracts of insurance which cover those risks being prejudiced.
Business Records
70.	All material Business Records:
(a)	have been maintained by each Group Member in accordance with proper accountancy and business practices and all Laws;

(b)	are in the possession or under the custody or control of each Group Member; and

(c)	contain information accurate in all material respects on all matters required to be dealt with in accordance with Australian Law and generally accepted accounting principles.
Pre-Completion Restructuring
71.	At FRC Completion, the financial impact of the pre-Completion restructuring of the AMCI Vendor Group will not differ in any material respect from the financial impact shown in the Proforma Balance Sheet.
72.	Despite the transfer of the Excluded Assets and Excluded Subsidiaries, at FRC Completion the Company Group will hold all the material assets used in the conduct of its business as at the date of the FRC Sale Agreement.

AMCI Share Sale Agreement
Schedule 8
Inter-company Payables
(a)	Shareholder loan to the Company by the AMCI Vendor of US$36,535,595.

(b)	Loan to the Company by FRC Southern Cross Holdings Inc of US$36,535,595.

(c)	The AMCI Vendor Facility.

AMCI Share Sale Agreement
Schedule 9
Third Party Payables
(a)	The balance of the acquisition debt for deferred purchase consideration payable by Namoi Hunter Pty Ltd to Tomen Corporation, Tomen Australia Limited and Nippon Oil (Australia) Pty Limited as Vendors for the acquisition of Maitland Main Collieries Pty Ltd under the Share Sale Agreement dated 9 May 2001 between Namoi Hunter Pty Ltd, those vendors and American Metals & Coal International Inc as Guarantor.

(b)	The balance of the acquisition debt for deferred purchase consideration payable by NH2 Pty Ltd (formerly called CNX Australia Pty Ltd) to Consol Energy Inc. for the acquisition of AMCI (GC) Pty Ltd under the Facility Agreement dated 25 February 2004 between NH2 Pty Ltd as Borrower, K-M Investment Corporation and AMCI Metall & Kohle AG (now called AMCI International AG) as Guarantors and Consol Energy Inc.

(c)	The balance of the acquisition debt for deferred purchase consideration payable by AMCI (CQ) Pty Ltd to Ross Pastoral Co Pty Ltd as trustee for the Graham Ross Family Trust, Ross Pastoral Co Pty Ltd as trustee for the Craigie Ross Family Trust, Carolyn Ann Bowern and Richard Bowern jointly as trustees for the Bowern Investment Trust and S & G Dickinson Pty Ltd as trustee for the S & G Dickinson Family Trust as Vendors for the acquisition of Nebo Central Coal Pty Ltd under the Share Acquisition Agreement (Nebo Central Coal Pty Ltd) dated 23 March 2005 between those vendors, AMCI (CQ) Pty Ltd as Purchaser and the Company as Guarantor.

AMCI Share Sale Agreement
Schedule 10
Inter-company Receivables
Nil as at the date of this Agreement.

Loan Agreement
Schedule 11
Loan Agreement

Date	2007

Parties

1.	[AMCI Group member or affiliate]of [*] (the Lender).

2.	AMCI Holdings Australia Pty Ltd (ACN 075 176 386) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia (the Borrower).

Recitals

A	The Lender has entered into the AMCI Sale Agreement and is required to provide the Working Capital Contribution to the Borrower on the terms set out in this Agreement from the Effective Time up to Completion of the AMCI Sale Agreement.

B	The Borrower has requested the Lender to lend the Working Capital Contribution to the Borrower which the Lender has agreed to do on the terms and conditions in this Agreement.
It is agreed as follows.
1.	Definitions and Interpretation

1.1	Definitions

Agreement means this document, as it may be amended in writing between the parties from time to time.

AMCI Sale Agreement means the Agreement dated on or about 23 February 2007 between the Lender, the Purchaser and the Guarantor for the sale of 5,100,000 ordinary shares in the capital of the Borrower together with the benefit of all rights (including dividend rights) attached or accruing to those shares.

Interest Rate means the daily buying rate displayed at or about 10.30am (Brisbane time) on the Reuters screen BBSY page for Australian bank bills of a three month duration.

Principal Outstanding means the Working Capital Contribution and any other amount owing in respect of this Agreement which has been capitalised by the Lender, less any reduction in those amounts by reason of a pre-payment by or on behalf of the Borrower.

Loan Agreement
1.2	Interpretation

Terms defined in the AMCI Sale Agreement and used in this Agreement have the same meaning as in the AMCI Sale Agreement.

2.	Loan

Subject to the terms of this Agreement the Lender agrees to lend the Working Capital Contribution to the Borrower from the Effective Time.

3.	Repayment

3.1	Final date for repayment

The Borrower must repay the Working Capital Contribution to the Lender, together with all other amounts then owing under or in respect of this Agreement, on (or before) the date 365 days after Completion.

3.2	Early repayment

If the Borrower repays all or any part of the amount owing by it under this Agreement on or before the last date for payment in clause 3.1, such repayment must be for a minimum amount of A$1,000,000 and be a multiple of A$50,000, unless the Lender otherwise agrees. It may only be made on the date specified in a notice of intention to repay that amount given by the Borrower to the Lender at least 5 Business Days before repayment, and must be made on that date if such a notice is given.

3.3	Priority of repayment

The Borrower must repay the Principal Outstanding before it voluntarily repays any other financial accommodation owed by it.

4.	Interest

4.1	Rate of interest

Interest will accrue at daily balances on the Principal Outstanding from time to time at the Interest Rate plus a margin of 1.5% per annum.

4.2	Payment of interest

The Borrower must pay the Lender accrued interest on each of the dates 3, 6, 9 and 12 months after the Completion Date (or on the last day of the month if there is no corresponding day in any such month).

4.3	Overdue amounts

If any payment of interest or any other amount owing under this Agreement is overdue, that amount will incur interest at a rate equal to the Interest Rate plus 3% per annum from the date on which it became overdue until the date on which it is paid in full.

Loan Agreement
5.	Payments

5.1	Manner

The Borrower must make all payments under this Agreement in same day funds by 11am (Brisbane time) on the due date to an account specified by the Lender, without set-off, counterclaim or other deduction.

5.2	Payment to be made on Business Day

Whenever any payment becomes due on a day which is not a Business Day, the due date will be the next Business Day in the same calendar month or, if none, the preceding Business Day.

5.3	Appropriation where insufficient moneys available

The Lender may appropriate amounts it receives as among amounts due as it sees fit. This will override any appropriation made by the Borrower.

6.	Expenses

The Borrower must reimburse the Lender for its expenses in relation to:
(a)	any consent, agreement, approval, waiver or amendment of this Agreement after Completion; and

(b)	any enquiry after Completion by a Governmental Agency concerning the Borrower or a transaction or activity the subject of this Agreement.
This includes legal costs and expenses on a full indemnity basis, expenses incurred in retaining consultants to evaluate matters of material concern to the Lender.

7.	Stamp Duties and GST

7.1	Stamp duties

The Borrower must pay or reimburse the Lender for all stamp, transaction, registration and similar taxes (including fines and penalties) on or in relation to the execution, delivery, performance or enforcement of this Agreement or any payment, receipt or other transaction contemplated by this Agreement.

7.2	GST

All payments to be made by the Borrower under or in connection with this Agreement have been calculated without regard to GST.
(a)	If all or part of any such payment is the consideration for a taxable supply for GST purposes then, when the Borrower makes the payment:
(i)	it must pay to the Lender an additional amount equal to that payment (or part) multiplied by the appropriate rate of GST (currently 10%); and

(ii)	the Lender will promptly provide to the Borrower a tax invoice complying with the GST Law.

Loan Agreement
(b)	Where under this Agreement the Borrower is required to reimburse or indemnify for an amount, the Borrower will pay the relevant amount (including any sum in respect of GST) less any GST input tax credit the Lender determines that it is entitled to claim in respect of that amount.
8.	Indemnities

The Borrower shall indemnify the Lender against any Liability (including legal costs on a full indemnity basis) which the Lender (or any officer or employee of the Lender) incurs as a result of or in connection with:
(a)	any breach of this Agreement;

(b)	any exercise or attempted exercise of any right, power or remedy under this Agreement or any failure to exercise any right, power or remedy; or

(c)	the Lender receiving payments of principal before the final date of repayment under this Agreement, including prepayment in accordance with this Agreement.
Without limitation the indemnity will cover any amount determined by the Lender to be incurred because of the liquidation or re-employment of deposits or other funds acquired or contracted for by the Lender to fund or maintain the Working Capital Contribution after Completion (including loss of margin) and because of the termination or reversing of any agreement or arrangement entered into by the Lender to fix, hedge or limit its effective cost of funding or maintaining the Working Capital Contribution after Completion.

9.	Notices

All notices, requests, demands, consents, approvals, agreements or other communications to or by a party to this Agreement:
(a)	must be in writing signed by an authorised officer of the sender; and

(b)	will be taken to be given or made when delivered, received or left at the address or fax number of the recipient shown in the schedule or to any other address or fax number which it may have notified the sender but, if delivery or receipt is on a day on which business is not generally carried on in the place to which the communication is sent or is later than 4pm (local time), it will be taken to have been given or made at the commencement of business on the next day on which business is generally carried on in that place.
10.	Governing Law and Jurisdiction

10.1	Governing Law

This Agreement is governed by the laws of Queensland. The Borrower submits to the non-exclusive jurisdiction of courts exercising jurisdiction there.

Loan Agreement
10.2	Jurisdiction

With respect to any legal action or proceedings relating to this Agreement or any transaction contemplated in it (each, a Relevant Action), the Borrower irrevocably:
(a)	submits to and accepts, for itself and in respect of its assets, generally and unconditionally the non-exclusive jurisdiction of the courts of Queensland; and

(b)	waives any objection to the venue and any claim that the Relevant Action has been brought in an inconvenient forum.
11.	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.
12.	Acknowledgement by Borrower

The Borrower confirms that:
(a)	it has not entered into this Agreement in reliance on, or as a result of, any conduct of any kind of or on behalf of the Lender (including any advice, warranty, representation or undertaking); and

(b)	the Lender is not obliged to do anything (including disclose anything or give advice), except as expressly set out in this Agreement.

Loan Agreement
Executed in New York
Each attorney executing this Agreement states that he or she has no notice of revocation or suspension of his or her power of attorney.

Executed in accordance with section 127 of
the Corporations Act 2001 by [Lender]:

Director Signature	Director/Secretary Signature

Print Name	Print Name

Executed in accordance with section 127 of
the Corporations Act 2001 by AMCI Holdings
Australia Pty Ltd:

Director Signature	Director/Secretary Signature

Print Name	Print Name

AMCI Share Sale Agreement
Each attorney executing this Agreement states that he or she has no notice of the revocation or suspension of his or her power of attorney.

Executed in New York.
Executed in accordance with section 127 of
the Corporations Act 2001 by
AMCI Investments Pty Ltd:

Director Signature	Director/Secretary Signature

Print Name	Print Name

Signed for Rio Doce Australia Pty Limited
by its joint attorneys:

Attorney Signature	Attorney Signature

Print Name	Print Name

Signed for Companhia Vale do Rio Doce
by its joint attorneys:

Attorney Signature	Attorney Signature

Print Name	Print Name

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 1, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations